UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  Oversubscriptions will be Allocated: First come First serve basis.
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Double Toasted 2nd Channel Drop LLC (the "**Issuer**").

Legal status of Issuer: Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Wyoming

Date of Organization:

08-31-2026

Address of Issuer:

1309 Coffeen Avenue, Suite 1200, Sheridan, Wyoming 82801

Website of Issuer:

N/A

Name of Intermediary through which the Offering will be Conducted:

GigaStar Portal LLC dba The GigaStar Market

CIK Number of Intermediary:

0001935609

SEC File Number of Intermediary:

007-00376

CRD Number of Intermediary:

323017

Name of qualified third party "Escrow Facilitator" which the Offering will utilize:

North Capital Private Securities Corporation ("**North Capital**")

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Portal will receive a fee equal to ten percent (10%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Type of Security Offered:

Revenue Sharing Units ("**RSU**s) pursuant to Revenue Sharing Agreements executed with each investor.

Target (Minimum) Number of RSUs to be Offered:

308

Price per RSU:

$65

Minimum Offering Amount:

$20,000

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

First come, First serve

Maximum Offering Amount:

$130,000

Deadline to reach the Minimum Offering Amount:

10-29-2026 19:00 CST

Current Number of Employees:

One

Summary Financial Information of
Double Toasted 2nd Channel Drop LLC*

	As of 09-11-2026	Prior fiscal year-end (N/A)
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	$0	N/A

* **As more fully described in this Form C, the Issuer was recently formed for the sole purpose of arranging for the sale of the Securities in this Offering and the distribution of the Net YouTube Revenue (as defined under "Summary -** ***Calculation of Net YouTube Revenue")*** **to investors. The Issuer does not, and is not expected to ever, have or hold any assets or liabilities (except as held by the Exchange Agent prior to the closing of the Channel Drop, or by the Paying Agent or the Issuer's omnibus account on the blockchain solely for distribution to the RSU holders), or have any revenues or expenses (other than if the receipt by the Paying Agent of Net YouTube Revenue and the payment of Distribution amounts to investors could be considered revenue and expense), sales, cost of goods sold or profit or loss. Additionally, the Issuer is a "disregarded entity" for U.S. tax purposes, and therefore is not required to file any tax returns or pay any federal taxes. Similarly, under Wyoming law the Issuer will not be required to file any tax returns or pay any income tax.**

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

09-11-2026

Double Toasted 2nd Channel Drop LLC (the “**Issuer**”)

Revenue Sharing Units (“**RSUs**”) for the
Double Toasted (the “**Channel**”)
and the Related Channel Revenue Tokens (“**CRTs**”)
at a price of $65 per RSU

This Form C summarizes the terms and conditions of the RSUs and the CRTs to be issued to each purchaser of RSUs. Purchasers of RSUs will be entitled to receive monthly distributions (“**Distributions**”) of a portion of the Channel’s Net YouTube Revenue “**NYR**”), as described in the “***Summary - Calculation of Net YouTube Revenue”*** section of this Form C and more fully under “***Securities Sold in this Channel Drop – The Revenue Sharing Agreements.***” However, prospective investors are encouraged to read the Revenue Sharing Agreement, under which the RSUs will be issued. The Revenue Sharing Agreement is available on the GigaStar Market at https://invest.gigastarmarket.io/offering/doudou/details.

The CRTs are digital entries on the blockchain created through the Smart Contract established for this Channel Drop. Each CRT serves as a digital representation of specific RSUs purchased as well as the “ticket” to receive any other perks associated with the purchase. The CRTs are not securities. Only the RSUs entitle the holder to any Distributions. The CRTs are also described in the “***Summary”*** section of this Form C and under “**The *Channel Drop – The Channel Revenue Tokens.***”

Other important terms of this Offering, including the Minimum and Maximum Offering Amounts, how to purchase RSUs/CRTs, when the Offering will close or terminate, and other important information are also described in the “***Summary”*** and “**The *Channel Drop”*** section. Certain risks and uncertainties applicable to an investment in the RSUs are described under **“*Risk Factors*.”**

This Offering is being conducted for the Issuer pursuant to Regulation CF and Rule 4(6) under the Securities Act of 1933 (the “**Securities Act**”) through GigaStar Portal LLC dba GigaStar Market (the “**Intermediary**” or the “**Portal**”), located at https://gigastarmarket.io. The Portal is a registered Crowdfunding Portal with the U.S. Securities and Exchange Commission (the “**SEC**”) and the Financial Industry Regulatory Association (“**FINRA**”). All funds sent by investors will be held in escrow with North Capital Private Securities Corporation (the “**Escrow Facilitator**”) in a non-interest bearing account until the closing of the Offering. Investors may cancel or change an investment commitment until 48 hours prior to 10-29-2026 19:00 CST (the “**Offering Deadline**”), or such earlier time as the Issuer designates using the cancellation mechanism provided by the GigaStar Market. If the Minimum Offering Amount is not reached by the Offering Deadline, the Channel Drop will be canceled, no RSUs will be issued and all investment amounts paid by investors will be returned, without interest.

	Price to Investors	**Commissions**	**Net Proceeds to Issuer**
Minimum Individual Purchase Amount (1)	$65	$6.50	$58.50
Minimum Offering Amount	$20,000	$2,000	$18,000
Maximum Offering Amount	$130,000	$13,000	$117,000

(1) The Issuer reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not purchase RSUs unless you can afford to lose your entire investment. In making a purchase decision, investors must rely on their own examination of the Offering, including the merits and risks involved. The RSUs have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document or determined that the RSUs are exempt from registration or on any other aspect of this Offering.

THE RSUs (ALSO REFERRED TO AS THE "**SECURITIES**"), INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE SECURITIES. THE SECURITIES ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE RSUs AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE SECURITIES IS HIGHLY SPECULATIVE AND SHOULD NOT BE PURCHASED IF YOU CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

RSUs MAY NOT BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO REGULATION CF, WHICH REQUIRES YOU TO HOLD THE SECURITIES FOR A YEAR BEFORE ANY TRANSFER IS PERMITTED, AND THERE MAY BE NO MARKET FOR THE SECURITIES. YOU SHOULD BE AWARE THAT YOU MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. ADDITIONALLY, THE RSUs WILL ONLY BE TRANSFERABLE AS PART OF A TRANSFER OF THE RELATED CHANNEL REVENUE TOKEN ("**CRTs**"). CRTs WILL ONLY BE TRANSFERABLE ON A DESIGNATED PLATFORM, AND THERE CAN BE NO ASSURANCE THAT A PLATFORM FOR TRADING CRTs WILL EVER BE ESTABLISHED.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. INVESTORS ARE RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL REQUIREMENTS AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW FACILITATOR AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER REQUIREMENTS. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW FACILITATOR AND PAYING AGENT

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR FOR THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. ALL OF THE FOREGOING IS ALSO TRUE FOR FIRST INDEPENDENCE BANK, THE BANK THROUGH WHICH GIGASTAR TECHNOLOGIES LLC, THE PAYING AGENT DISTRIBUTE PROCEEDS RECEIVED FROM YOUTUBE WITH RESPECT TO THE CHANNEL IN THE MANNER DESCRIBED IN THIS FORM C.

ACTUAL DOCUMENTS CONTROL

WHILE THE ISSUER AND THE PORTAL BELIEVE THAT THE DESCRIPTION OF ANY DOCUMENT FOR WHICH REFERENCE IS MADE IN THIS FORM C, INCLUDING THE REVENUE SHARING AGREEMENT AND THE RSUs IS COMPLETE AND ACCURATE IN ALL MATERIAL WAYS, INVESTORS ARE CAUTIONED TO READ EACH SUCH DOCUMENT IN ITS ENTIRETY. WITH RESPECT TO ANY CONFLICT BETWEEN THE DESCRIPTION OF A DOCUMENT HEREIN AND THE ACTUAL DOCUMENT, THE PROVISIONS OF THE ACTUAL DOCUMENT, INCLUDING ANY JUDICIAL OR ARBITRATIONAL DETERMINATION THEREOF, WILL TAKE PRECEDENCE OVER THIS FORM C.

The Issuer has certified that the following statements are TRUE for the Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the CRTs Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year. The Issuer must continue to comply with the ongoing reporting requirements until:

1. The Issuer is not required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. The Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. The Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at https://invest.gigastarmarket.io/offering/doudou/details

TABLE OF CONTENTS

Back to Offers

MANAGE | INVITE TO OFFER


Double
TOASTED
.com

COMMITTED

0% committed of $20K goal

0% committed of $130K max

GOLD ($65)	228 left!
PLATINUM ($260)	111 left!
DIAMOND ($1,040)	83 left!

Total Investment: 0 USD

INVEST

Double Toasted

Double Toasted 2nd Channel Drop LLC

GigaStar Portal LLC - Reg CF

TIME REMAINING 45 Days 00 Hours 52 Mins

OFFERING INFO | Q & A


0:00 / 2:39

To my fans: I started Double Toasted in a bedroom with a crowdfunding raise and grew it into a thriving entertainment media company it is today. Following our first successful offering on GigaStar, Double Toasted's revenue and library have grown significantly, rewarding our investors right alongside us through that growth. Now it's your chance to get involved. This offering supports the production of more Double Toasted episodes and further streamlines our production and entertainment value.

Double Toasted

Visit Channel →

318K	235.2M	18%
SUBSCRIBERS AND GROWING	YOUTUBE VIEWS AND COUNTING	INCREASE IN NEW FOLLOWERS LAST 90 DAYS

Investment Overview

TOTAL CRTS	REVENUE OFFERED	MAX OFFERING	FUNDING GOAL
422	10%	$130,000	$20,000
3 TIERS	CHANNEL REVENUE	USD	USD


Double
TOASTED

Gold $65

0.005%
REVENUE RIGHTS PER TOKEN

- Invite to PRIVATE Discord Channel

228 TOTAL


Double
TOASTED

Platinum $260

0.020%
REVENUE RIGHTS PER TOKEN

- Invite to PRIVATE Discord Channel
- Inclusion in Investor Credits in a Video

111 TOTAL



Diamond $1,040

0.080%
REVENUE RIGHTS PER TOKEN

- Invite to PRIVATE Discord Channel
- Inclusion in Investor Credits in a Video
- Personal Shoutout in a Video

83 TOTAL

Within the GigaStar ecosystem, CRTs represent the standard base unit of investment. Your portfolio will display your holdings as individual CRT units. A Gold purchase equals 1 CRT, a Platinum equals 4 CRTs, and a Diamond equals 16 CRTs.

Key Offering Information

OFFERING OPEN DATE	OFFERING CLOSE DATE	ANNUAL REVENUE	CHANNEL VALUATION	VALUATION MULTIPLE
Sep 14, 2026	Oct 29, 2026	$206,000*	$1,300,000	6x

***YouTube Channel Annual Revenue** is based on the 12-month period from August 2025 to July 2026.

The following table shows a **no growth scenario** of the possible annual distribution amounts that would be paid on each CRT if the YouTube Channel Annual Revenue experienced no growth or changes in YouTube's payment levels or other factors that could affect the channel's net YouTube revenue:

GOLD ANNUAL RETURN	PLATINUM ANNUAL RETURN	DIAMOND ANNUAL RETURN	PROJECTED ANNUAL ROI
$9.48	$37.90	$151.62	14.58%

Under this Offering you are purchasing Revenue Sharing Units (RSUs), which are securities under Regulation Crowdfunding (Reg CF). RSUs give you rights to a percentage of a YouTube channel's future revenue and are digitally represented by Channel Revenue Tokens (CRTs). Gold tier consists of 1 RSU, Platinum tier consists of 4 RSUs, and Diamond tier consists of 16 RSUs. Prices and Channel revenue rights percentages for each tier are listed in the table above, along with exclusive perks offered by the Creator.

Please read Form C in the **DOCUMENTS** tab above for the full list of terms and risks associated with this Offering.

About the Company

TOTAL UPLOADS	SUBSCRIBERS	TOTAL VIEWS	COUNTRY	CHANNEL TYPE	CREATED
4,064	318K	235.2M	US	Entertainment	Dec 2013

Double Toasted is an entertainment channel built on movie reviews, trailer reactions, TV coverage, and pop culture commentary, founded by Korey Coleman, an animator and illustrator by trade, and active on YouTube since December 2013. The channel has grown to more than 317,000 subscribers across a catalog of over 4,000 videos, publishing new content consistently throughout the week. Double Toasted also maintains an active Patreon community and a companion site and store. This is the channel's second GigaStar offering.

Visit Channel →

About the Issuer

The Double Toasted 2nd Channel Drop LLC was formed as a Wyoming limited liability company on August 31, 2026. The LLC has entered into an agreement to purchase 10% of revenue share interests from the YouTube channel Double Toasted.

After closing, a third-party Paying Agent will receive YouTube revenue directly from Google/YouTube. The agent will distribute the investor portion to the Issuer LLC's wallet, linked to the CRT Smart Contract, which automatically distributes revenue to CRT holders.

Additional information about the Issuer LLC and financials are included in Form C.

BACK TO TOP

SEE EXHIBIT C

ABOUT THIS FORM C

You should rely only on the information contained in this Form C and the documents included on the GigaStar Market listing for this Channel Drop. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the GigaStar Market has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the RSUs in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any RSUs.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the RSUs, the Issuer will afford prospective investors an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer via a “Q&A page” on the Issuer’s listing page on the GigaStar Market.

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, YouTube’s Channel Revenue Program, the Channel’s business and its prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith except as may be required by Regulation CF.

This Form C is submitted solely in connection with the Offering described herein and may not be reproduced or used for any other purpose without the express written consent of the Issuer.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents to which reference is made or which are incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. Statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are “forward-looking statements.” Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events, or whether such results may occur at all.

The forward-looking statements contained in this Form C and any documents referenced or incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the actual net YouTube revenue of the Channel and cause the performance of the Securities to differ materially from the performance anticipated in the forward- looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the amount of net YouTube revenue generated by the Channel could vary in material respects from the performance projected in these forward-looking statements.

Please note that the examples provided herein regarding the calculation of net YouTube revenue and Distributions which may become payable on the RSUs, including hypothetical combined annual growth rates (“**CAGRs**”), are merely mathematical formulations and do not represent forward-looking estimations or projections of future results by the Issuer.

Investors are cautioned not to place undue reliance on these forward-looking statements or the relationship between the mathematical examples and actual future results. Any forward-looking statement made in this Form C or any documents referenced or incorporated by reference herein is accurate only as of the date of this Form C or those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

You should read this entire Form C carefully, including the section titled "Risk Factors," and the Revenue Sharing Agreement, located on the Issuer's Channel Drop listing on the GigaStar Market and provides the terms and conditions of the RSUs. For a description of how Distributions are calculated and paid, please see "Calculation of Distribution Amounts to Investors" in this Summary and "Securities Sold in this Channel Drop - Calculation of Distribution Amounts to Investors."

The Issuer and its Business Operations. The Issuer was formed on 08-31-2026 as a Wyoming limited liability company. The Issuer's mailing address is 1309 Coffeen Avenue, Suite 1200, Sheridan, Wyoming 82801. The Issuer's sole business is to facilitate the sale of the Revenue Sharing Units in the Channel Drop and cause the percentage of the Channel's Net YouTube revenue ("**NYR**") purchased hereby to be distributed to the investors in the manner described herein. *See "**Business.**"* The Issuer is 100% wholly-owned by DoubleToasted, LLC, a Texas limited liability company, 100% owned by Korey Coleman.

The Channel Drop. The Channel Drop is a unique way for fans to engage with the Channel and the Creator. Investors in the Channel Drop receive Revenue Sharing Units ("**RSU**"), permitting them to share in the Channel's success by receiving a portion of the Channel's Net YouTube Revenue, and also get one-of-a-kind Channel Revenue Tokens. The CRTs are a digital representation of the RSU and are the investor's "ticket" to receiving Distributions as well as perks associated with their purchase for a more personal experience with the Creator, which are offered exclusively to investors. *See* "***The Channel Drop***." The Distributions payable on the RSUs, including possible growth in that amount, the manner in which Distributions are paid, and other terms of the RSUs are summarized below and more fully described under ***"Securities Sold in this Channel Drop - The Revenue Sharing Agreements."***

The Channel and the Creator. The Channel first began posting videos on YouTube in 2014, as a place where the Creator shares Entertainment content, especially focused on Film and Television Reviews. As of the date of this Form C, the Channel has 4,064 videos posted on YouTube. Based on YouTube's reporting, the Channel's Subscriber level and YouTube Revenue for 12-month period of August 2025 - July 2026 and estimates for the first year after closing are listed below. As part of the Channel Drop the Creator has agreed to use commercially reasonable efforts to continue posting videos on the Channel in the same approximate number and frequency for the next 12 months as have been posted in the past 12 months. For more information on the Channel, see "***The Channel**."*

Period	Subscribers	YouTube Revenue
12-month period of August 2025 - July 2026	318,392	$206,000
Estimated Year 1 After Closing	350,231	$226,600

The Revenue Sharing Units. The Revenue Sharing Units ("**RSUs**") entitle the holder to a portion of the Channel's Net YouTube Revenue. Information regarding the calculation of the Channel's NYR and the amount and timing of distributions ("**Distributions**") is provided below in this Summary and in the section titled ***"Securities Sold in this Channel Drop."*** The RSUs are not ownership interests in the Channel and do not provide investors with any ownership in or rights to the Channel itself or any property of the Channel or the Creator, including with respect to intellectual property rights.

The RSUs are offered in three tiers – Gold, Platinum and Diamond. Each tier is represented by a Channel Revenue Token ("**CRT**") on the blockchain. Each tier has the same economic value per dollar amount invested. So, while each Gold CRT consists of 1 RSU (for $65), each Platinum CRT consists of 4 RSUs ($260), and each Diamond CRT consists of 16 RSUs ($1,040), each RSU is entitled to the same percentage of the Channel's aggregate NYR. *See **"Securities Sold in this Channel Drop - Calculation of Distribution Amounts to Investors."***

An investor's financial return for each $100 invested does not change regardless of which level of investment is purchased (Gold, Platinum or Diamond), or whether the Minimum or Maximum amount (or any amount in between) of Securities is sold in this Offering. Additional information regarding the CRTs is provided under "***The Channel Drop – The Channel Revenue Tokens."***

The Smart Contract. The Issuer has licensed a Smart Contract on the blockchain through which Distributions on the RSUs will be sent to investors. At the time an investor completes the subscription documents on the GigaStar Portal, the investor should provide the Issuer with the information necessary to link its crypto wallet to the Smart Contract. Once an investor's wallet is linked to the Smart contract, all Distributions on the RSUs will be paid to the investor through the Smart Contract in the form of USDC stable coin, which the investor can then convert to U.S. dollars at their own discretion. Distributions to investors who have not connected a wallet to the Smart Contract will be held in the Issuer's wallet until the investor connects a wallet. If an investor does not connect a wallet to the Smart Contract, that investor's Distributions will be held by the Issuer in the Smart Contract until other means for receipt of those funds can be made. Payments of Distributions other than through the blockchain will incur

additional service fees, including wire transfer or ACH fees and any fees charged by the Paying Agent or incurred by the Issuer in making such alternative payment. See "***The Channel Drop – The Channel Revenue Tokens – Distributions and Perks.***

The Channel Revenue Tokens and Additional Perks. As noted above, the RSUs are offered for sale in three tiers, depending on the amount invested. Each investor will be issued a Gold, Platinum or Diamond CRT representing the RSUs purchased in the respective tier. If an investor purchases multiple tiers, it will receive a CRT with respect to each tier. The Perks associated with the Gold, Platinum and Diamond CRTs in this Offering are as follows:


Gold
$65
0.005%
REVENUE RIGHTS PER TOKEN
Invite to PRIVATE Discord Channel
228 TOTAL
Platinum
$260
0.020%
REVENUE RIGHTS PER TOKEN
Invite to PRIVATE Discord Channel
Inclusion in Investor Credits in a Video
111 TOTAL
Diamond
$1,040
0.080%
REVENUE RIGHTS PER TOKEN
Invite to PRIVATE Discord Channel
Inclusion in Investor Credits in a Video
Personal Shoutout in a Video
83 TOTAL

Other than access to the Discord Channel, which will be the same Discord Channel established for the Prior Channel Offering, and any other Perks expressly stated in this Form C as continuing, all Perks will terminate one year from the date of the closing of this Offering. Access to the Discord Channel will continue as a benefit of owning the CRT after the one-year period and will be transferred to any other holder of the CRT if the CRT is transferred, including through a sale on any token exchange on which the CRT (or any replacement CRT if the CRT is converted to a digital CRT) is listed for trading.

Distributions to Investors. Distributions on the RSUs will generally occur monthly. Distributions will begin accruing in the 1st full month after the closing of the Offering. For example, if a closing occurred on January 25th, February would be the first month for which Distributions would accrue for that closing. YouTube generally sends YouTube Revenue for the month by the 25th of the following month. The Paying Agent for the Channel Drop generally needs 1-2 business days to process the Distributions. As such, in the foregoing example investors would generally receive the February Distribution on approximately March 27th, with all Distributions for subsequent months similarly being paid on or about the 27th of the following month. In some cases, YouTube does not send the funds until after the 25th. In that case the Paying Agent will send the Distribution on the first day of the next month (in this example, April 1st). No Distribution will be made for any month in which the Distribution is less than $0.50 (and such amount will not carry over to the next Distribution). Additionally, no Distributions will be made on the RSUs, and the RSUs will cease to exist, if the aggregate Distribution amount for all the RSUs sold in this Offering is less than $100 per month for six consecutive months. See "**Risk Factors – *R***and "***Securities Sold in this Channel Drop – The Revenue Sharing Units - Termination of Payment Obligations.***"

To facilitate the Channel Drop, the Creator will direct YouTube (or first to the MCN, as described below) to send 100% of the Channel's Net YouTube Revenue to First Independence Bank. GigaStar Technologies LLC (the "**Paying Agent**"). will convert the investors' portion of those funds into USDC and send the USDC to the Issuer's Smart Contract, which automatically directs each investor's portion to the investor's wallet. If an investor does not attach a wallet to their subscription, Distributions will be held in the Issuer's wallet until a wallet is attached. The following diagram shows how the YouTube revenue goes from YouTube to each investor's crypto wallet and to the Creator:


YouTube/
MCN/
Investor
Wallets
Monthly Net
YouTube Revenue
Creator
Paying Agent
Issuer/Smart
Contract

The Channel could possibly use a Multi-Channel Network ("**MCN**"). MCNs are companies approved by YouTube to work with YouTube channels to help promote videos and negotiate other transactions. Pursuant to a contract between the MCN, YouTube and the Creator, the Channel's YouTube Revenue is first sent to the MCN, which deducts its fee (the "**MCN Fee**"). The MCN then sends the remaining portion of the YouTube Revenues to the Paying Agent. After paying the Distributions to investors, the Paying Agent will send the remaining portion of the NYR to the Creator and to third-party service providers, including GigaStar Technologies LLC, an affiliate of GigaStar Market, which, among other things, licenses its proprietary GigaStar Smart Contract™ to the Issuer and handles certain post-offering matters for the Issuer.

Calculation of Net YouTube Revenue. Distribution amounts on the RSUs are based on the Channel's net YouTube revenue ("**Net YouTube Revenue**" or "**NYR**"). NYR means the gross amount of Channel's YouTube Revenue less the MCN Fee, if any. The Channel does not currently use an MCN but the Creator reserves the sole right to decide to do so in the future based on the potential overall growth of the Channel, which in certain cases may not directly translate into a proportionate increase in NYR. If an MCN is used, it is expected the MCN fee would be 10% of the Channel's YouTube Revenue, which would reduce the NYR by that amount.

Calculation of Distribution Amounts to Investors. Distributions (and the return on investment, known as ROI)) for any given month will always be the same for each RSU regardless of the number of RSUs owned or the CRT Level (Gold, Platinum or Diamond) purchased. Similarly, the monthly Distribution amounts on each RSU will be the same for each RSU regardless of the number of RSUs sold in this Offering (i.e., whether the Minimum Offering Amount or the Maximum Offering Amount is reached), and will also remain the same if the Creator were to sell additional portions of the NYR in subsequent Channel Drops or other transactions.

Each RSU purchased in this Channel Drop is entitled to receive 0.0050%* of the NYR, which is calculated by dividing percent of the maximum amount of the Channel's NYR being offered in this Channel Drop (10%) by the maximum number of RSU's offered in this Channel Drop (2000), less the 8% service fee. As an illustration, if the Channel's average monthly NYR of approximately $17,166.667 remained the same for the 12 months immediately following the closing of this Offering, each RSU would be entitled to $10.30 for the year, before deduction of the 8% service fee. After deducting the fee, each RSU would be entitled to $9.48 in Distributions for the year, representing an ROI of 14.58%. And as noted above, this percentage of NYR to which each RSU is entitled is fixed and will not change regardless of whether additional percentages of the NYR are sold.

**Note that percentages in this document are rounded to four decimal places for display purposes. Actual percentages used in distribution calculations are accurate with additional decimal places.*

Of course, the above is just an example using the Channel's average monthly NYR based on the 12-month period of August 2025 - July 2026. The actual monthly NYR for the first 12 months after the closing of this Offering will likely be more or less than $17,166.667 per month, and there can be no assurance of any actual NYR amount. See "***The Securities Sold in this Channel Drop – Distributions – Examples of Distribution Calculations.***"

Prior to this Offering, the Channel has completed a separate crowdfunding offering through GigaStar Market (the "Prior Channel Offering"). That offering was conducted by Double Toasted Channel Drop LLC, an entity affiliated with the Issuer through their common control person, Korey Coleman, the Creator (Double Toasted Channel Drop LLC is directly owned by Korey Coleman,

and the Issuer is wholly owned by DoubleToasted, LLC, of which Korey Coleman is the sole member). The Prior Channel Offering closed on 07-04-2024 and had the exact same rights, designations, preferences and other terms and conditions as do the RSUs/CRTs to be issued upon the closing of this Offering, other than price, revenue sharing percentages and the minimum and maximum amounts offered. Neither the Prior Channel Offering nor this Offering have any impact on or dilution to the distributions payable or other rights under the RSUs/CRTs of the other offering. The additional dilution in the ownership of the Channel's Net YouTube Revenue resulting from this Offering is borne solely by the Creator. The Revenue Sharing Agreements for the Prior Channel Offering and this Offering are separate agreements from separate issuers. However, pursuant to Section 19 of each Revenue Sharing Agreement, the Company reserves the right, without any further action on the part of the holders of the securities, to merge with or otherwise combine the operations of the Issuer and the entity that issued securities in the Prior Channel Offering (or a third entity substantially the same as the Issuer) and to utilize a single smart contract (and possibly a single issuer entity) for both sets of securities. Any such combination would not affect the economic terms of the RSUs/CRTs issued in either offering; each set of securities would continue to be entitled to receive the same revenue interests on the same terms as described herein. See "Transactions with Related Persons and Conflicts of Interest."

CRTs issued in the Prior Channel Offering are currently eligible for, and are actively trading on, the GigaStar DATS, a digital alternative trading system operated by GigaStar Securities LLC, a FINRA-registered broker-dealer affiliated with GigaStar Portal LLC through their common parent, Creator Networks, Inc. GigaStar Securities LLC received SEC and FINRA approval to operate the DATS on April 29, 2025, and CRTs from the Prior Channel Offering became eligible for trading on July 4, 2025. Active trading on the DATS commenced in late July 2026. CRTs are eligible for trading on the DATS only after satisfaction of the one-year Regulation CF holding period and conversion to digital security CRTs. The existence of secondary market trading in the prior CRTs does not guarantee that CRTs issued in this Offering will become eligible for trading on any secondary market, and investors should not purchase securities in this Offering with any expectation of secondary market liquidity. Past trading prices of prior CRTs are not indicative of the value of the securities offered hereby. See "Securities Sold in this Channel Drop — Secondary Market Trading — Conversion of the CRTs."

GigaStar Securities LLC, the operator of the GigaStar DATS on which CRTs from the Prior Channel Offering trade, is affiliated with GigaStar Portal LLC through their common parent company, Creator Networks, Inc. GigaStar Securities LLC earns a 5% commission on each trade executed on the DATS (2.5% from the buyer and 2.5% from the seller). In addition, GigaStar Securities LLC pays Creator Networks, Inc. $1.00 per trade pursuant to an expense-sharing agreement covering technology and other services provided by the parent. This affiliation creates a potential conflict of interest, as the success of new offerings hosted on the Funding Portal may increase the volume of securities available for trading on the affiliated DATS, thereby potentially generating additional commission revenue for the affiliated broker-dealer and expense-sharing payments to the common parent.

Verification of Distribution Amounts to Investors. As described above, monthly Distribution amounts to investors are based on the Channel's Net YouTube Revenue for the month. Each month when YouTube sends the Channel's YouTube Revenue to the Paying Agent, it also posts the amount on the Channel's YouTube Portal. Similarly, the Paying Agent provides a monthly statement of the revenue it received and the disbursements it made (including the investor Distributions). The Issuer (or an independent third-party provider) will review all such information on a periodic (but not less than annual) basis to ensure that all Distribution amounts were accurate. The amount reported by YouTube as YouTube Revenue for each month will also be posted on the GigaStar Technologies Portfolio, and investors on this Channel Drop will be able to review this information each month.

Possible Growth in Distributions. The Issuer and the Creator believe that the combination of the expected continued YouTube video productions by the Channel coupled with increasing subscriber metrics and stronger fan affinity are likely to help grow the Channel's NYR and Distributions on the RSUs. The following table shows the possible annual Distribution amounts that would be paid on each RSU based on the above examples of annual Distributions of $9.48 based on the Channel's average NYR for 12-month period of August 2025 - July 2026, and applying hypothetical 10% and 20% compounded annual growth rates ("**CAGR**") and no changes in YouTube's payment levels or other factors that could affect the Channel's Net YouTube Revenue:

Hypothetical Year 1 Revenue Share per RSU and ROI	$9.48	14.58%		
Hypothetical Growth	**10% CAGR**	**Annual ROI**	**20% CAGR**	**Annual ROI**
Year 3	$11.47	17.64%	$13.65	21.00%
Year 4	$12.62	19.41%	$16.38	25.19%
Year 5	$13.88	21.35%	$19.66	30.23%

The above is merely a mathematical calculation based on the Channel's average NYR for 12-month period of August 2025 - July 2026, as specified in the table on the prior page, multiplied by the respective CAGR, after deducting the 8% service fee. There

can be no assurance that the Channel will have any level of growth or any YouTube Revenue in any given year or over any particular period. See "***Business - Plan to Increase YouTube Revenues***" for important additional information regarding the foregoing example.

Automatic Conversion of the RSUs/CRTs. As noted in other parts of this Form C, the CRTs offered hereby are not digital securities but rather a digital representation of the underlying RSUs, and under SEC rules are not eligible for trading on a digital trading platform (also known as a Digital ATS, or Alternative Trading System). GigaStar Securities LLC, an affiliate of the Intermediary, currently operates the GigaStar DATS, a Digital ATS approved by the SEC and FINRA on April 29, 2025, on which CRTs from the Prior Channel Offering are listed and trading. After the one-year holding period for the securities issued in this Offering has expired, the Issuer intends to convert the current RSUs/CRTs into digital security CRTs having the same rights, designations and preferences, including with respect to Distributions, as the RSUs/CRTs being offered in this Offering, and to list the new CRTs for trading on the GigaStar DATS. However, there can be no assurance that the CRTs issued in this Offering will be approved for listing or that a liquid trading market will develop. See ***"Securities Sold in this Channel Drop – Secondary Market Trading – Conversion of the CRTs."***

Summary Financial Information.*

	Most Recent Fiscal Year (Issuer formed 08-31-2026)	**Prior Fiscal Year (None)**
Total Assets	**$0**	**N/A**
Cash and Cash Equivalents	**$0**	**N/A**
Accounts Receivable	**$0**	**N/A**
Short-term Debt	**$0**	**N/A**
Long-term Debt	**$0**	**N/A**
Revenue/Sales	**$0**	**N/A**
Cost of Goods Sold	**$0**	**N/A**
Taxes Paid	**$0**	**N/A**
Net Income (Loss)	**$0**	**N/A**

* **As described in this Form C, the Issuer exists solely to arrange for the sale of the CRTs in this Offering and the distributions of the Channel's YouTube Revenue to investors. After this Channel Drop is completed the Issuer does not and is not expected to ever have or hold any assets or liabilities (except funds held in the Issuer's wallet for the benefit of the RSU holders who have not yet attached a wallet to the Smart Contract), or have any revenues, sales, cost of goods sold or profit or loss.**

Summary of Terms of the Offering.

Minimum Dollar Amount of RSUs Offered……………………………………………………………………$20,000

Total Number of RSUs Outstanding after Offering at Minimum Offering Amount………………………308

Percentage of Channel's NYR Purchased by investors at Minimum Offering Amount……………………1.54%

Maximum Dollar Amount of RSUs Offered…………………………………………………………………$130,000

Total Number of RSUs Outstanding after Offering at Maximum Offering Amount………………………2000

Percentage of Channel's NYR Purchased by investors at Maximum Offering Amount…………………10%

Price per RSU…………………………………………………………………………………………………$65

Minimum Individual Purchase Amount[+]..$65

Offering Deadline…………………………………………………………………………10-29-2026 19:00 CST

Use of Proceeds………………………………………………………………………………………….See Page 10

Voting Rights…………………………………………………………………………………………..None

[+] The Issuer reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion.

RISK FACTORS

Investing in the RSUs involves a high degree of risk. Before making an investment decision we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer and the Channel are subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. References to the RSUs in these Risk Factors generally include the related CRTs and should be read as such. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, investing in securities for which the value is dependent on one individual to create new products (including YouTube videos) and/or on one line of revenue (such as YouTube Revenue) is generally riskier than investing in securities of larger, more diversified companies. Prospective investors should consult with their legal, tax and financial advisors prior to making an investment in RSUs.

Risks Related to the Issuer's Business and Industry

The Issuer's Sole Business is Issuing the RSUs and Causing the Distribution of the YouTube Revenue – The Issuer is Not Expected to have any Assets or Inherent Value.

The Issuer has no business operations other than (1) arranging the purchase of the Revenue Sharing Units from the Creator for investors with the proceeds of the Offering and (2) maintaining a payment system for the YouTube Revenue to be distributed to each CRT holder through the Smart Contact (or other means permitted in the Offering).

The Channel's YouTube Revenue is Highly Dependent on YouTube's Popularity.

There can be no assurance that YouTube's popularity will remain at current levels or increase, and a negative trend in consumer interest could also have a material adverse effect on the Channel's YouTube Revenue and the value of the RSUs.

The Channel Faces Strong Competition from Other YouTube Channels.

The Creator's Channel is one of many in the overall Entertainment genre on YouTube, including in the more focused area of Film and Television Reviews. Additionally, the barriers to entry for other creators are generally inconsequential, especially for someone already versed in creating quality YouTube videos and building a YouTube channel. There can be no assurance that competition from other Creator's in the Entertainment genre, and particularly focused on Film and Television Reviews, will not have a negative impact on the Channel's YouTube Revenue over time.

The Channel's Future YouTube Revenue is Unpredictable and Past Results are no Assurance of Future Results.

The Channel has been posting videos since 2014, but its YouTube Revenue and subscriber metrics for any period after the Offering are unpredictable with any certainty. A variety of factors could impact the popularity of the Channel, or the amount of YouTube Revenue that results from the Channel, including certain events beyond the control of the Creator. Additionally, even in the absence of any of these adverse factors occurring, the Channel's YouTube Revenue, and therefore the amount of Distributions to be paid on the RSUs, may vary widely from one period to another.

YouTube May Change its Channel Rules and Procedures in its Sole Discretion.

Several YouTube rules and procedures have an impact on channel revenue. Some of the more important include: (i) its search algorithms and other criteria, which affect which channels show as top results for any given search topic entered by a viewer; (ii) its revenue rates and ad placement selections; and (iii) its content moderation rules and/or censorship standards. There can be no assurance that YouTube will not take one or more actions which are beyond the control of the Creator and that diminish, possibly in a material amount, the Channel's YouTube Revenue.

YouTube faces Competition from Other Entertainment and Informational Platforms.

YouTube has strong competition from other video platforms, both in the U.S. and in other countries. Platforms such as Facebook, Vimeo, MetaCafe, Instagram and Vevo in the U.S., and Daily Motion (France), Youku (China), TikTok (China) and a host of others compete for creators and viewers. There can be no assurance that YouTube will remain competitive in this market, and the failure to do so would be likely to have a material adverse effect on the Channel's YouTube Revenue.

YouTube, and its owner Alphabet (Google) face Significant Regulatory Issues, and Certain Countries May Ban or Restrict Access.

The U.S. Government, as well as the European Union, India and other governments and governmental agencies frequently adopt new laws and rules aimed at diminishing what in their eyes is anti-competitive behavior, including monopolistic pricing, aggregation of data, and abuse of privacy rights. Additionally, certain countries, including the People's Republic of China, have completely banned YouTube, or, as in the case of Russia, Brazil, Thailand and others, impose various levels of censorship on YouTube within their borders. As such, the regulatory environment for YouTube frequently changes, sometimes rapidly, including total bans on YouTube's access to various markets. Additional regulatory or legal issues for YouTube, or Alphabet more generally, in the U.S. or in other markets, may have a significant impact on the Channel and its YouTube Revenue.

The Channel's MCN could Decrease or Cease its Operations, Including Possibly Filing for Bankruptcy.

If the Creator were to retain the services of an MCN in the future, the MCN could limit or cease operations, including its efforts to promote the Channel and receive and send YouTube Revenue from YouTube to the Paying Agent. In the event of such occurrence(s), the receipt of YouTube Revenue by the Paying Agent could be interrupted for a period of time, and YouTube Revenue previously received could be subject to certain clawback rules under the U.S. Bankruptcy Code.

Damage to the Reputation of the Creator or the Channel Could Negatively Impact the Value of the RSUs.

The reputation of the Creator is considered critical to the success of the Channel, including with respect to its ability to generate YouTube Revenue. Any incident that erodes consumer loyalty for the Channel or the Creator could significantly reduce Channel's YouTube Revenue, possibly permanently. Negative information (regardless of the truthfulness of the information) related to the Creator or Channel, if it were to occur, could come through social media platforms, including blogs and other forms of online media that may result in immediate harm and leave the Creator few opportunities to respond to the event before material damage occurs to the Creator or the Channel. This would likely have a material adverse effect on the value of the RSUs.

Risks Related to the Securities and the Offering

The Nature of the Investment is Different than Purchasing a Stock or a Bond.

The Revenue Sharing Agreements and the RSUs do not represent an ownership interest in the Issuer, the Channel or any assets of the Channel or the Creator, and do not include the right to vote on any matter, the right to any other financial return other than to receive the Distributions, or ownership or other interest in any individual video created or placed on YouTube by the Creator. Additionally, the Revenue Sharing Agreements are not debt securities. As such, holders of the Revenue Sharing interests have no rights to foreclosing on the assets of the Issuer's or the Channel's assets or exercising the other types of rights bondholders and other lenders typically have upon default.

While the CRTs and the RSUs have no specified termination date, no Distribution will be made for any month in which the Distribution is less than $0.50 (and such amount will not carry over to the next Distribution). Additionally, no Distributions will be made on the RSUs, and the RSUs will cease to exist, if the aggregate Distribution amount for all the RSUs sold in this Offering is less than $100 per month for six consecutive months. The CRT will cease to have any function after the RSUs terminate.

The Creator will have Broad Discretion as to the Use of the Proceeds of this Offering and is not Required to use the Proceeds for the growth of the YouTube Revenue or the Channel.

After the proceeds of the Offering are sent to the Creator for the purchase of the Revenue Sharing Units, the Creator will have complete control over how those proceeds are used, including for personal or other business pursuits. The Creator is not required to use any portion of the proceeds for the furtherance of the Channel. Although the Creator will continue to own a majority interest in the Channel's YouTube Revenue, there can be no assurance that the Offering proceeds, whether partially or entirely, will be used to grow the Channel, and if so used, whether those efforts will be successful.

The Offering Price of the RSUs in this Offering was not based on any Independent Third-Party Valuation or Appraisal, and the RSUs may Currently have a Fair Market Value less than the Offering Price.

The Offering price of the RSUs was determined using a formula based on a multiple of approximately 6.30 times the annualized Net YouTube Revenue of the Channel based on an average of 12-month period of August 2025 - July 2026. No third-party

valuation was obtained, and if a third-party valuation had been obtained there is no assurance that such a party would use the same method or multiple. As such, the valuation used in this Offering does not necessarily bear any relationship to the fair market value of the RSUs, and the use of other methods of determining the value of intangible, financial assets such as the RSUs, could result in a lower valuation than is being used in this Offering.

An Investment in the RSUs is Risky and Investors Should Not Invest Unless They Can Afford to Bear a Full Loss.

The return of an RSU holder's original investment is not guaranteed by the Issuer, the Intermediary, the Creator, the Channel, the Escrow Facilitator, the Paying Agent or any other third-party. Once the transaction is closed, future YouTube Revenue may be the only source of repayment of an investor's purchase price for the RSUs. You should not invest more in this Offering than you can afford to lose with no material effect on your financial condition or ability to meet your cost-of- living needs.

There is No Secondary Market for the RSUs or CRTs at this time, and No Market May Ever Develop.

The RSUs may only be transferred as part of a transfer (by sale or otherwise) of the related CRT. There is not now and possibly will not ever be a market for the CRTs. Because the RSUs have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the RSUs and CRTs have transfer restrictions and cannot be resold in the United States except pursuant to Regulation CF. Regulation CF does not permit the transfer of any CRTs unless sold: (i) in an offering registered under the Securities Act, (ii) to the issuer of the security, (iii) to an accredited investor, (iv) to a member of the family of the purchaser or the equivalent, (v) to a trust controlled by the purchaser, (vi) to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or (vii) in connection with the death or divorce of the purchaser or other similar circumstance. It is not currently contemplated that registration of the CRTs under the Securities Act or other securities laws will be affected and purchasers of the RSUs have no right to cause or demand such registration. Limitations on the transfer of the RSUs or the CRTs may also adversely affect the price that you might be able to obtain for the CRTs in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each investor in this Offering will be required to represent that they are purchasing the RSUs for their own account, for investment purposes and not with a view to resale or distribution thereof.

The CRTs are Not Securities and are Not Entitled to Distributions – The CRTs are a Digital Representation of the RSUs.

The Issuer intends that each RSU will be represented by a Channel Revenue Token (each a "**CRT**"). The CRTs are not RSUs; rather, they are digital representations of RSUs (i.e., a Gold CRT is a digital representation of one RSU, while one Platinum and one Diamond CRT represent four RSUs and 16 RSUs, respectively) purchased and held by a given investor. The RSUs will solely exist in book-entry form within the records of the Issuer.

The CRTs are currently intended to be developed on the Polygon protocol, and each is intended to be issued on the Polygon blockchain network. The CRTs will be created, held, distributed, maintained, and destroyed by GigaStar Technologies LLC, an affiliate of the Intermediary, which the Issuer will license for use in connection with the CRTs. Each holder of a CRT will also be issued a KYC Token, which indicates to the Smart Contract that the holder has been approved to hold and, to the extent the CRTs are ever listed for trading on a designated trading platform, that the holder may buy and sell CRTs through that platform. The CRTs will include the transfer restrictions (see "***The Channel Drop – The Channel revenue Tokens – Restrictions on Transfer***") that would traditionally have been found on a paper stock certificate if the RSUs were a traditional share of stock represented by a traditional stock certificate. The CRTs cannot be created or destroyed other than by GigaStar Technologies LLC under the Issuer's directions.

The Advent of the Blockchain and the use of the Blockchain for Financial Transactions, including Investments such as those Represented by the Channel Revenue Tokens (CRTs), is Subject to Significant Controversy.

Using the blockchain, including CRTs, for transferring ownership to underlying assets, including financial investments like an investment in the Revenue Sharing Units, is a recent phenomenon. As such, investors may not have enough information or data with respect to a sufficiently long history of such transactions to properly evaluate all of the risks associated with an investment in the RSUs/CRTs. Each prospective investor in this Offering should carefully consider whether they believe the use of the blockchain for investments such as the CRTs is appropriate for them and their financial condition. A failure of the blockchain or the Smart contract could result in a loss of a CRT holder's entire investment if other records evidencing the investment could not be located.

The Regulatory Framework Around Tokens and the Blockchain is Not Well Developed and May Change Rapidly.

While the transmission of funds over the blockchain, and the operations of entities that further such transactions, is currently subject to certain regulations in the U.S., overall, the regulatory framework for use of the blockchain is far less than exists in other segments of the financial services sector. Currently the SEC, the Federal Reserve Board, the Office of the Comptroller of the Currency and a variety of other federal and state agencies are considering various regulatory frameworks that could be applicable to transactions such as the issuance and possible subsequent transfer of the CRTs by investors in this Offering. The impact of such future regulations on the operation of the blockchain or the value or transferability of the CRTs is not known.

Regulatory Changes or the Failure of an Investor to Connect a Wallet to the Smart Contract May Cause Distributions to be Delayed and May Incur Additional Charges.

In the event that regulatory changes or changes to USDC, the Paying Agent's ability to send Distributions to Circle Bank, Circle Bank's inability to convert YouTube revenue to USDC or other reasons could cause Distributions to be required to be paid in U.S. Dollars and through means other than the Smart contract and may be delayed and/or incur additional fees. Additionally, investors who have not connected a wallet to the Smart Contract will not receive their Distributions until the Company is able to send such Distributions by ACH or wire transfer to a bank account of the investor, and such payments will incur additional service fees.

The Value of USDC Could Change.

Although USDC is intended to have a 1:1 value to the U.S. Dollar, there is no assurance such value will be maintained at any given point in time (such as the date of any Distribution) or over extended periods of time. As such, investors should be aware that the value of any distributions they will receive on the CRTs could be affected, possibly to a material extent, by any changes in the value of USDC to the US Dollar, especially if the investor retains the Distributions in USDC (or other cryptocurrency) instead of withdrawing such amounts in the form of U.S. Dollars.

The Security of the Blockchain is Not Proven.

Use of the blockchain does not guarantee full security for your CRTs. Breaches of security and theft of crypto have continued to occur on a regular basis. There is no guarantee that your CRTs, the wallet in which you hold your CRTs or the custodian of your wallet will be 100% secure from such issues.

The Use of Stable Coin Does Not Eliminate All Risks Associated with the Volatility of Crypto Currency Values.

While so-called "stable coins," including USDC, are designed to trade 1:1 with the U.S. dollar, there is no guarantee that USDC will not be valued at less than that one-for-one ratio with the dollar at the moment the YouTube Revenues received by the Paying agent in U.S. Dollars are converted into USDC and sent to the Smart Contract. In such case, the Distributions you receive may not convert back into the same number of U.S. Dollars as would have been the case had the 1:1 ratio been in place at the time the Distribution was converted into USDC and placed into the Smart Contract.

Distributions Could be Delayed.

The timely payment of monthly distributions is subject to several factors, including any delay by Google in sending the YouTube revenue and the account statements required to verify such amounts, the receipt by the Paying Agent of the appropriate amount of funds, the systems of First Independence Bank and the Paying Agent being operative and the blockchain and the Smart Contract operating in a normal manner. The delay or disruption in any one of these could cause distributions to be delayed until the underlying cause of the delay is rectified or an alternative payment route is developed.

The U.S. Securities and Exchange Commission Does Not Pass Upon the Merits of the RSUs, the CRTs or the Terms of the Offering, Nor Does It Pass Upon the Accuracy or Completeness of any Offering Document, Literature or Video.

While our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system, it is not an approval, endorsement or guarantee of compliance as it relates to this Offering. Neither the SEC or any other governmental organization has reviewed this Form C, nor any document, literature, video or any information related to this Offering.

Neither the Offering nor the RSUs Have Been Registered Under Federal or State Securities Laws.

Neither the Offering nor the RSUs have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, including access to quarterly and annual financial statements that have been reviewed or audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the

terms of this Offering based on the information provided in this Form C and the accompanying exhibits, as well as the statements of the Channel's account provided by YouTube on a monthly basis that will be relied upon by the Issuer for calculating Distributions.

The Issuer Has the Right to Extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer seeks the Minimum Offering Amount even beyond the Offering Deadline stated herein. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, or anytime thereafter up to the time limit specified on the Portal, your investment will not accrue interest during this time and will be held until such time as the new Offering Deadline is reached and the closing occurs or the Offering is canceled (in which time case it will be returned to you without interest).

No Assurance of Secondary Market Liquidity for CRTs Issued in this Offering. Although CRTs from the Prior Channel Offering are currently trading on a Digital ATS operated by an affiliate of the Intermediary, there is no assurance that a secondary market will develop for the CRTs offered in this Offering, or that any Digital ATS will continue to support trading in any CRTs. The CRTs offered in this Offering are subject to a one-year holding period under Regulation CF before any transfer is permitted and must be converted to digital security CRTs before they are eligible for trading on a Digital ATS. The prior trading activity should not be considered an indication that similar liquidity will be available for securities purchased in this Offering, and investors should not purchase RSUs in this Offering based on an expectation of being able to sell them on a secondary market.

Potential Conflicts of Interest Arising from Affiliated Digital ATS. The Intermediary (GigaStar Portal LLC) and GigaStar Securities LLC, the FINRA-registered broker-dealer that operates the GigaStar DATS on which CRTs from the Prior Channel Offering are trading, are under common ownership through Creator Networks, Inc. This relationship may create conflicts of interest in connection with the hosting of offerings on the Funding Portal and the facilitation of secondary trading on the DATS. GigaStar Securities LLC earns a 5% commission on each trade executed on the DATS (2.5% from the buyer and 2.5% from the seller), and pays Creator Networks, Inc. $1.00 per trade pursuant to an expense-sharing agreement. The volume of securities available for trading on the DATS may increase with each new offering conducted through the Funding Portal, potentially generating additional commission revenue for the affiliated broker-dealer and expense-sharing payments to the common parent. No independent third party has reviewed these affiliate relationships for fairness to investors.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON THE CHANNEL, THE CHANNELS' NYR OR ON THE RSUs AND/OR THE CRTs GENERALLY, INCLUDING THE POSSIBLE TOTAL LOSS OF YOUR INVESTMENT.

USE OF PROCEEDS

The net proceeds of this Offering will be used to pay the Creator for the Revenue Sharing Units and the commissions for the Offering described at the beginning of this Form C. The Issuer will not retain any of the proceeds of this Offering. The Creator may use all or a portion of the net proceeds from this Offering for the Channel and its business, including for efforts to grow the Channel's business, but is not required to do so.

BUSINESS

Description of the Business

The Issuer. The Issuer was formed on 08-31-2026 as a Wyoming limited liability company. The Issuer's mailing address is 1309 Coffeen Avenue, Suite 1200, Sheridan, Wyoming 82801. The Issuer will not and is not permitted under its Operating Agreement to engage in any business or take any action other than with respect to the Channel Drop and the distribution of the NYR to holders of the RSUs. For U.S. tax purposes the Issuer will be a "disregarded entity" and will not be required to file any tax return or pay any taxes. Wyoming does not have an income tax, so the Issuer also will also not file any state tax return.

Expected Financial Results – No Tangible Assets; No Profit or Loss. The Issuer will never receive or hold any investor funds (other than on a temporary basis with respect to one or more Distribution amounts temporarily undeliverable to an investor's wallet, in which case such amounts will be held in trust for the benefit of the respective investor). Proceeds from the Offering will be paid directly to the Creator and GigaStar by the Escrow Facilitator, and the Channel's YouTube Revenue will be sent by YouTube directly to the Paying Agent for the benefit of and distribution to the investors, the Creator and any third-party service providers. As a result of the Issuer's operations being limited to establishing the processes by which the Channel Drop will occur and the YouTube Revenue will be distributed to CRT holders, the Issuer is not expected to ever have any cash or other tangible or intangible assets, any debt or other liabilities, any net gain or net loss, or any other financial results typically associated with an operating business.

Business Plan. The Issuer's Operating Agreement expressly limits the Issuer and its Manager to activities directly related to the Channel Drop, including the payment of Distributions to investors and other administrative matters related to the Channel Drop (or appointing nominees, agents or other representatives to take such actions on the Issuer's behalf). Prior to the closing of the Channel Drop, the Issuer's business operations will consist solely of authorizing the GigaStar Market to conduct and close the Offering, retaining the Escrow Facilitator and other matters necessary for the Channel Drop to occur. Following the closing of the Channel Drop, the Issuer's operations will consist solely of:

- Instructing the Escrow Facilitator to pay GigaStar its Offering fee and expenses related to the Channel Drop;
- Authorizing the Escrow Facilitator to pay the Creator for the Revenue Sharing Units sold in the Offering;
- Authorizing GigaStar Technologies LLC to create and issue the CRTs pursuant to the Smart Contract;
- Causing the Creator to direct YouTube to forward the Channel's YouTube Revenue to the Paying Agent;
- Directing the Paying Agent to have the investor's portion of the YouTube Revenue converted from USD to USDC;
- Authorizing the Paying Agent to distribute the YouTube revenue to the LLC for the benefit of the CRT holders and then cause such amounts to be distributed to the CRT holders through the blockchain, to GigaStar Technologies LLC for its fees, and to the Creator in the manner specified by the Creator; and
- Taking such other administrative steps (such as preparing annual financial statements, making the annual filing required of a Wyoming limited liability registered in the State of Wyoming, etc.), including steps necessary or appropriate in connection with listing the CRTs, including a replacement digital CRT on a secondary market for trading and/or amending or joining any agreement to coordinate this Channel Drop with any subsequent Channel Drop effected by the Channel.

Most of these steps are automated, including payment of Distributions, and will occur without any action by the Issuer.

The Issuer's Products and Services

Other than the CRTs, the Issuer does not and will not produce or provide any products or services. Its only business is facilitating the purchase of the Revenue Sharing Units from the Creator and the other matters described above. Although the Issuer itself will not have any management rights over the Channel, the Creator believes there are opportunities to significantly grow the Channels' fan base, subscriber metrics and YouTube Revenue. Specifically, the Creator believes that this Channel Drop, together with the closer engagement it is expected to bring with its fans, and the continued production of videos of interest to such fans, will result in an increase in YouTube Revenue over time.

Intellectual Property Competition and Litigation

The Issuer does not, and is not expected to, own any intellectual property. All of the intellectual property of the Channel is owned by the Creator. Due to the nature of the Issuer's limited business purpose, the Issuer does not believe it has any competition. The Creator and the Channel face intense competition for subscribers and revenue. Additionally, YouTube faces competition from other media companies and forums, and the online video industry itself faces growing competition. The Issuer is not subject to any pending or threatened litigation.

THE CREATOR, MANAGERS, MEMBERS, EMPLOYEES AND INDEMNIFICATION

The Issuer's Manager, Member and number of Employees are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

The Creator

Korey Coleman is the Creator of the Channel. Korey Coleman has operated the Double Toasted channel since inception and posted videos since 2014 to create Entertainment content, especially focused on Film and Television Reviews.

The Manager and the Member
The Manager of the Issuer is Korey Coleman, and the sole Member of the Issuer is DoubleToasted, LLC, a Texas limited liability company, 100% owned by Korey Coleman.

Employees

Other than the Manager, the Issuer has no employees and is not expected to ever hire any part-time or full-time employees.

Indemnification

Indemnification is authorized by the Issuer to managers, officers and persons acting pursuant to a delegation of authority as agent, nominee or other role pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Capitalization, Debt and Ownership

Capitalization. The Issuer's capitalization is solely represented by the membership Interest in the LLC held by the Manager. The Manager did not pay any consideration for the membership interests, but agreed to direct the Channel's YouTube Revenues to the Paying Agent, and allocating a portion of such revenue to the Revenue Sharing Units being sold in this Offering, as well as making other representations, warranties and covenants necessary for this Offering to occur under Regulation CF. The membership interests were issued immediately upon the formation of the Issuer. The Issuer's Operating Agreement prohibits the issuance of any other membership interests.

Debt. As of the date of this Form C, the Issuer has no debt outstanding and it does not expect to ever borrow any funds or have any debt (other than with respect to any amounts it is holding in its omnibus account for the benefit of investors for whom Distributions temporarily cannot be made, which are generally likely to be due to a failure of the investor to provide correct information for their wallet or financial institution.

Ownership. The Creator, or an entity controlled by the Creator, owns 100% of the Membership Interests of the Issuer.

Financial Information. Financial information for the Issuer is provided on the cover page of this Form C and in the financial statements included with this Form C. The Issuer is not permitted to under its Operating Agreement and is not expected to ever have any assets or liabilities (other than what it may hold from time to time for the benefit of one or more investors in this Offering if any accrued Distributions are temporarily undeliverable), or any or any net profit or loss. The Issuer has no cash, cash equivalents or other assets and does not expect to require any capital or other expenditures to conduct its business.

Material Changes and Other Information - Trends and Uncertainties. After reviewing the above discussion of the steps the Channel intends to take to grow its YouTube Revenue (see "***Business – Plan to Increase YouTube Revenue***"), potential investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment, and whether the Channels popularity and corresponding YouTube Revenue is likely to increase as a result. Potential investors should also assess the consequences to the Issuer of any delays in the Creator and/or the Channel taking these steps and whether the Creator will need additional financing to accomplish them. Financial statements for the Issuer required under Regulation CF are attached to this Form C as Exhibit A.

THE CHANNEL

Double Toasted (the "**Channel**") first began posting videos on YouTube in 2014, as a place where Korey Coleman, the Creator and host of the Channel (the "**Creator**") shares Entertainment and Film and Television Reviews content.

As of the date of this Form C, the Channel had approximately 4,064 videos posted on YouTube. In 2025 the Creator posted 442 videos to YouTube. In the first 9 months of 2026, 245 videos were posted. The average length of the last 500 videos was 31:32 (HH:MM:SS), with the shortest video being 1:58 and the longest being 1:18:53. No part of the Channel, other than the YouTube

revenue, is part of this Offering.

Channel Metrics. Based on reports for the Channel issued by YouTube and made available to the Issuer by the Creator, the Channel's subscriber metrics and YouTube Revenue for 12-month period of August 2025 - July 2026 and estimates for the first year after closing are as follows:

Period	Subscribers	YouTube Revenue
12-month period of August 2025 - July 2026	318,392	$206,000
Estimated Year 1 After Closing	350,231	$226,600

The Channel has completed one prior Channel Drop through the Intermediary, which closed on 07-04-2024. The Creator sold an aggregate of $71,082 of RSUs in that offering representing 5.4% of the Channel's Net YouTube Revenue.

Plan to Increase YouTube Revenues and Competition

The Issuer and the Creator believe that the combination of continued YouTube video productions by the Channel coupled with increasing subscriber metrics and stronger fan affinity are likely to help grow the Channel's YouTube Revenue. To the extent the Channel's YouTube revenue increases, CRT holders will directly benefit from any such increase in the form of larger payouts. To the extent a secondary market ever develops for the CRTs, they may increase in value based on the increasing YouTube Revenue and growing subscriber base, if they occur.

As an example of the effect of possible increases in YouTube revenue over time, the following table provides information as to the possible Revenue Sharing Units to be paid on each CRT, assuming the stated compounded annual growth rate ("**CAGR**") and no changes in YouTube's payment levels or other factors affecting YouTube Revenue:

Possible Growth in Distributions. The Issuer and the Creator believe that the combination of the expected continued YouTube video productions by the Channel coupled with increasing subscriber metrics and stronger fan affinity are likely to help grow the Channel's NYR and Distributions on the RSUs. As described under "Summary - Calculation of Distribution Amounts to Investors" and "Securities Sold in this Channel Drop - Calculation of Distribution Amounts to Investors," if the Channel's annual Distributions for the first year after the Closing of the Channel Drop were $9.48 (based on the Channel's annualized average NYR of 12-month period of August 2025 - July 2026, net of fees) and applying hypothetical 10% and 20% compounded annual growth rates ("**CAGR**") and no changes in YouTube's payment levels or other factors that could affect the Channel's Net YouTube Revenue, Distributions would increase as set forth below:

Hypothetical Year 1 Revenue Share per RSU and ROI	$9.48	14.58%		
Hypothetical Growth	**10% CAGR**	**Annual ROI**	**20% CAGR**	**Annual ROI**
Year 3	$11.47	17.64%	$13.65	21.00%
Year 4	$12.62	19.41%	$16.38	25.19%
Year 5	$13.88	21.35%	$19.66	30.23%

This above example is merely a mathematical calculation based on the Channel's average YouTube Revenue for 12-month period of August 2025 - July 2026 multiplied by the respective CAGR, and does not reflect any applicable Service Fees. There can be no assurance that the Channel will have any level of growth or any YouTube Revenue in any given year or over any particular period. Smaller increases in annual YouTube Revenue, or any year-to-year declines would be likely to have an adverse effect on resulting Revenue Sharing Amounts for the CRTs, and prospective investors should not expect the above information to reflect the most likely scenario. Additionally, other factors, including some beyond the Creator's control, could lead actual results to differ materially from those set forth above.

While the Creator believes this Channel Drop will contribute to the further growth of the Channel due to the increased fan loyalty and closer relationships with the Channel's fans that is expected to result from this Channel Drop, the Creator is not committed to spending any portion of the net proceeds from the Channel Drop on the Channel or its business.

THE CHANNEL DROP

The Issuer is offering a minimum of $20,000 and a maximum of $130,000 of RSUs on the terms and conditions described in this Form C. This Offering is being conducted for the Issuer pursuant to Regulation CF and Rule 4(6) under the Securities Act through

GigaStar Portal LLC dba GigaStar Market, located at https://gigastarmarket.io. The GigaStar Market is a registered Crowdfunding Portal with the SEC and FINRA.

If the minimum number of RSUs offered for sale are not sold by 10-29-2026 19:00 CST, the Offering will be canceled, no RSUs will be issued, and all investment amounts will be returned to investors without interest and generally in the form received. Investment commitments may be accepted or rejected by the Issuer in its sole discretion. The Issuer and the GigaStar Market each have the right to cancel or rescind this Offering prior to the closing.

How to Purchase the Securities. In order to purchase the CRTs, you must make a commitment to purchase by completing the subscription process hosted by GigaStar Portal LLC dba GigaStar Market (the "**Intermediary**"), including complying with its know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to receive their CRTs indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the investor.**

Investor funds will be held in escrow in a non-interest bearing account with North Capital Private Securities Corporation, the Escrow Facilitator, until the Minimum Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Issuer designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) only by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Issuer will notify investors through the Intermediary when the Minimum Offering Amount has been reached. If the Minimum Offering Amount is reached prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering opened and the Issuer, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the investors and (iii) the Issuer continues to meet or exceed the Minimum Offering amount on the date of the expedited Offering Deadline.

Investors whose subscriptions were accepted in the initial closing of the Offering, or if applicable, any subsequent closing, will receive a counter-signed copy of their Revenue Sharing Agreement via electronic format/PDF.

Intermediate Closings. In the event the Minimum Offering Amount is reached prior to the Offering Deadline designated in the Channel Drop listing, the Issuer may conduct the first of possibly multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Distributions on RSUs Purchased after the Initial Closing

Distributions on RSUs will commence beginning for the month after the respective closing. If an Initial Closing occurs in January, as an example, Distributions on the RSUs issued in that Closing will first apply to the Channel's NYR in February, and the actual Distribution will occur in March. Similarly, RSUs issued in any intermediate closing, or in a final closing will begin to accrue Distributions in the month following the applicable closing and will receive the actual payment in the next month.

Material Changes. If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm their investment within five (5) business days of receiving notice, the investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Minimum Offering Amount is reached, the funds will be released to the Issuer upon the closing of the Offering and the investor will receive the CRTs in exchange for their investment.

Cancellation of the Offering. In the event the Offer is canceled for any reason, all investor funds will be returned to investors in the same form as payment was made for the CRTs.

Cancellation of Investment Commitments. Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without

interest or deduction.

Transfer Agent and Registrar. The Issuer will act as transfer agent and registrar for the RSUs. Additionally, all CRTs and the wallets in which they are held are recorded on the blockchain.

The Smart Contract

A smart contract is a computer program or a transaction protocol which automatically executes, controls and/or documents legally relevant events and actions according to the terms of a contract or an agreement. The Smart Contract for the CRTs has been programmed to track the wallet of each CRT, including after any transfers of CRTs, to know the total amount of CRTs held in each wallet at any time, and to distribute the USDC representing the Revenue Sharing Units placed into the blockchain by the Paying Agent to the appropriate wallets.

Tokenization. Each RSU will be represented by a CRT, which is a blockchain-based digital asset. The Issuer anticipates that the CRTs will be developed on the Polygon protocol and each CRT will be issued on the Polygon blockchain network; however, the Issuer may choose to issue or reissue the CRTs through GigaStar Technologies LLC on an alternative blockchain and/or using an alternative protocol, in its sole discretion. Each CRT is not an RSU; rather, each CRT is a digital representation of one or more RSUs, depending on the tier of CRT (Gold, Platinum or Diamond).

● It is not a condition to a closing of the Offering that CRTs be made available.

● The CRTs have no legal, economic, or any other rights associated with them that are contained in the Revenue Sharing Agreement(s) or the RSUs. The only rights associated solely through the CRTs are the perks programmed into the Smart Contract. See ***"Summary – The Channel Revenue Tokens (CRTs) and Additional Perks."***

● The record of ownership of the RSUs will be maintained in book-entry form by the Issuer. The blockchain record of each CRT is a "courtesy copy" of the corresponding book- entry records maintained by the Issuer. The books and records maintained by the Issuer will, in all circumstances, be the controlling record of ownership of the RSUs.

● The Issuer will seek to cause the book-entry record of the ownership of the RSUs to effectuate the transfer of RSUs and will inspect the blockchain record periodically to ensure accuracy with the corresponding book-entry record. If necessary, the Issuer will, by either "burning" and/or "reissuing" CRTs, remedy errors in the blockchain record or if RSUs are transferred in error or impermissibly. The accuracy of the blockchain record will have no impact on the transfer and ownership of the RSUs.

The Channel Revenue Tokens

Each investor will be issued one or more Gold, Platinum or Diamond CRTs on the blockchain representing the total quantity of RSUs purchased. The CRTs are the investors "ticket" to receiving Distributions of revenue as well as the perks associated with their purchase. Investors can choose from three investment levels. For example, an investor who wishes to invest $65 can choose one Gold Level CRT (representing 1 RSU), while an investor who wishes to make a $260 investment can choose one Platinum Level CRTs (representing 4 RSUs each and the perks listed below) together with one or more Gold Level CRTs. An investor who wishes to make a $1,040 investment can choose one Diamond Level CRTs, with each Diamond Level CRT representing 16 RSUs each and additional perks not available at the Gold and Platinum Levels.

Distributions and Perks. Distributions for the RSUs will be paid through the blockchain to each investor's wallet which has been successfully associated with the investor's CRT(s). Distributions to investors who have not connected a wallet to the Smart Contract will be held until a wallet is connected for the RSUs. Perks for any CRT which are not issued on a one-time basis following the closing of the Channel Drop will be recorded and tracked on the applicable CRT, provided, however, that all Perks, other than access to the Discord Channel, which will be the same Discord Channel established for the Prior Channel Offering, and any other Perks expressly stated in this Form C as continuing, will terminate one year from the date of the closing of this Offering. Access to the Discord Channel will continue as a benefit of owning the CRT after the one-year period and will be transferred to any other holder of the CRT if the CRT is transferred, including through a sale on any token exchange on which the CRT (or any replacement CRT if the CRT is converted to a digital CRT) is listed for trading.

No Right of Repurchase. Unlike many offerings of revenue interests of various types, in this Offering the Issuer does not have any right to repurchase the CRTs (or the RSUs) from investors without the consent of the investor. A right to repurchase, sometimes known as a "call", a "call right" or a "call option" can be disadvantageous to investors because the artist (or an investment group put together for such purpose), will exercise the "call right", which typically has a fixed price or a fixed formula

to determine the price the investor must accept. In many cases the issuer of a security that has a call right will exercise that right to repurchase the security just as the revenues, profits or other economic benefit underlying the security are about to increase substantially.

No Dividends. Neither the RSUs nor the CRTs entitle investors to any dividends (other than amounts payable on the Revenue sharing Units in the form of Distributions specified above).

Restrictions on Transfer. The Revenue Sharing Units are not transferable for any reason without a transfer of the related CRT. Similarly, a CRT may not be transferred without its respective RSU(s). RSUs (and as a result, CRTs) may not be transferred by any investor during the one-year holding period beginning when the CRTs were issued, unless such CRTs are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each investor should be aware that although the CRTs may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Each Revenue Sharing Agreement will contain a legend substantially as follows:

> **THIS RSA AND THE REVENUE SHARING UNITS PURCHASED HEREBY HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. ACCORDINGLY, THIS RSA, THE REVENUE SHARING UNITS PURCHASED HEREBY AND THE RELATED CRT(S) CANNOT BE RESOLD OR TRANSFERRED BY ANY PURCHASER WITHOUT REGISTRATION OF THE SECURITIES UNDER THE SECURITIES ACT AND APPLICABLE STATE LAWS, OR IN A TRANSACTION WHICH IS EXEMPT FROM SUCH LAWS.**

Additionally, it is likely that CRTs (and thus the RSUs) will only be transferable on a designated platform created or selected by GigaStar Technologies, Inc. There can be no assurance that any such designated market will be selected. If such a designated platform is selected, there can be no assurance that there will be a liquid market for the CRTs/RSUs, or at what price such would trade at. Investors should not purchase the RSUs solely with the intent of selling them at a profit on a secondary market.

Valuation and Purchase Price of the CRTs

Neither the Issuer nor the Portal has sought any independent, third-party appraisal of the value of the Channel, the Channel's future YouTube Revenue or the value of the perks attached to any tier of the CRTs. The Issuer and the Creator have agreed that, for purposes of this Offering, a valuation of approximately 6.30 times the Channel's current annual Net YouTube Revenue, based on annualizing 12-month period of August 2025 - July 2026 YouTube Revenue, is appropriate. Based on this formula, the ascribed value to the Channel's YouTube revenue (and not to any other portion of the Channel) solely for purposes of this offering, was $1,300,000.

SECURITIES SOLD IN THIS CHANNEL DROP

The Securities being offered consist of Revenue Sharing Units issued pursuant to Revenue Sharing Agreements between the Issuer and each investor. The CRTs are merely digital representations of the RSU and may not be represented to be the underlying securities offered in this Offering by any person pursuant to the rules and regulations governing this Crowdfunding Offering. The purchase price of each RSU is $65, and RSUs are issued in minimum quantities of one. The RSUs are being offered in three tiers. Each tier has the same economic value for each $65 cost. So, while the Gold Tier CRT consists of 1 RSU (for $65), a Platinum Level CRT consists of 4 RSUs (for $260), and a Diamond Level CRT consists of 16 RSUs (for $1,040), each RSU is entitled to the exact same dollar amount and percentage of the aggregate Net YouTube Revenue, and each achieves the same financial result.

The Revenue Sharing Agreement. The Revenue Sharing Agreement to be executed by each investor, which will be the same for every investor in this Offering other than investment amount, sets out the terms and conditions of the RSUs. Pursuant to the Revenue Sharing Agreement, Distributions will begin accruing on the first day of the month immediately following the closing date of the Channel Drop. As an example, if the Closing Date of a Purchaser's purchase is January 25th, the first month for which the RSUs will receive a Monthly Payment will be with respect to the YouTube Revenue generated by the Channel in February.

YouTube generally sends YouTube Revenue for the month on the 25th of the following month. The Paying Agent for the Channel Drop generally needs 1-2 business days to process the Distributions. As such, investors would generally receive the February Distribution on approximately March 27th, with all Distributions for subsequent months similarly being paid on or about the 27th of the following month. In some cases, YouTube does not send the funds until after the 25th. In that case the Paying Agent will send the Distribution on the first day of the next month (in this example, April 1st). The foregoing notwithstanding, the Issuer shall not be required to make a Monthly Payment if the amount of such payment is equal to or less than $0.50 on any RSU. For the avoidance of doubt, any amount equal to or less than $0.50 shall not accrue or become payable with any subsequent Monthly Payments. Additionally, no Distributions will be made on the RSUs, and the RSUs will cease to exist, if the aggregate Distribution amount for all the RSUs is less than $100 per month for six consecutive months.

Effect of Additional Sales of RSUs by the Creator – No Dilution. Unlike when a corporation issues additional shares of common stock and the prior shareholders suffer dilution, additional offerings of RSUs by the Creator will have no impact on the RSUs offered in this Offering. The new RSUs will not participate in the portion of the NYRs sold in this Offering. The Creator would need to assign an additional portion of the Channel's NYR to that offering. Thus, only the Creator would experience any dilution.

Termination of Payment Obligations. The RSUs, and the Issuer's obligations under the RSUs, shall automatically terminate if the Monthly Payment for all the RSUs in the aggregate is less than One Hundred Dollars ($100.00) for six consecutive months (as a point of reference, with 308 RSUs outstanding, an aggregate of $100 as a Monthly Payment amount would be $0.32 with respect to each RSU outstanding, and with 2000 RSUs outstanding such amount would be $0.05 per RSU). Upon such termination, the Issuer shall be entitled to "burn" the CRTs without any further action/consent by the Purchasers.

No Maximum Return, Liquidation Preference or Guarantied Return. Like the CRTs, the RSUs have no maximum return or liquidation preference. Examples of a "maximum return" would be (1) "the security terminates after the investors have received distributions equaling two times their original investment" (or such other specified amount) or (2) "the security will terminate after the fifth anniversary of its issuance date." Maximum return provisions generally limit the amount of gain an investor will receive. Examples of a liquidation preference would be "the other parties entitled to a portion of the NYR will only receive 75% of that which they are entitled until party X has received two times their original investment (or such other specified amount). Liquidation provisions favor the preferred party. Instead of either of these provisions, investors in this Offering will share in the NYR with the Creator and all other investors according to their pro rata ownership, subject to any fees applicable to either group until the termination of the RSUs in the manner set forth above under – ***Termination of Payment Obligations***." No level of financial returns is promised or guaranteed to investors.

No Dividends. The RSUs do not entitle investors to any dividends (other than amounts payable on the Revenue Sharing Units in the form of Distributions specified above) or any other amounts from the Channel, Creator or Issuer.

Restrictions on Transfer. The RSUs are not transferable for any reason without a transfer of the related CRT. Transfer restrictions on the CRTs are described below.

Indemnification. The Purchasers in this Offering, under the terms of the Revenue Sharing Agreements, agree to indemnify and reimburse the Issuer, GigaStar Market and its affiliates and the Paying Agent (the "**Indemnified Parties**") from any actual liabilities, costs, expenses, or disbursements of any kind or nature whatsoever (other than those expenses and costs to be borne by the Paying Agent in the ordinary course of its or its agents' fulfillment of agent services under this Agreement), which are incurred as a result of any misstatement regarding the investor's status as a U.S. or foreign citizen or any other misstatement of fact regarding the investor made in any document furnished by the investor to any Indemnified Party in connection with this Offering.

The Paying Agent. To facilitate the payment of Distributions, the Creator has directed YouTube to send 100% of the Channel's YouTube Revenue (or to its MCN, if it decides to use one, who would then be instructed to send the Net YouTube Revenue) to First Independence Bank for use by the Paying Agent for the payment of Distributions. The Paying Agent will convert the investors' portion into USDC and send the USDC to the Smart Contract, which automatically directs each investor's portion to the investor's wallet.

The Revenue Sharing Units (the "RSUs"). The Revenue Sharing Units (subject to aggregate monthly Distributions not falling below $100 per month for six consecutive months, as described below under "*Termination of Payment* Obligations") and do not have an expiration date. Revenue sharing amounts will be paid monthly through the blockchain, with payments being sent in USDC stable coin to each CRT holder's wallet. If a partial closing occurs, the RSUs sold in that closing will begin accruing revenue sharing amounts as of the first day of the month immediately following that closing, but RSUs purchased in later closings will not begin to accrue until the first day of the month immediately following the closing applicable to those RSUs.

Distributions will generally occur monthly. No Distribution will be made for any RSU where the monthly Distribution is less than $0.50 (and such amount will not carry over to the next Distribution). Additionally, no Distributions will be made on the RSUs, and the RSUs will cease to exist, if the aggregate Distribution amount for all the RSUs is less than $100 per month for six consecutive months.

Investors who have or create a crypto wallet and connect it to the Blockchain will receive their Distributions faster and with no extra charge through their CRT(s), which will be issued to each investor after the closing of the Offering. Distributions to investors who have not connected a wallet to the Smart Contract will be held until a wallet is connected for the RSUs.

Flow of YouTube Revenue to Investors.

The following diagram m shows how the YouTube revenue goes from YouTube to each investor's crypto wallet:



YouTube/
MCN/
Investor
Wallets
Monthly Net
YouTube Revenue
Creator
Paying Agent
Issuer/Smart
Contract

The Channel could possibly use a Multi-Channel Network ("**MCN**"). MCNs are companies approved by YouTube to work with YouTube channels to help promote videos and negotiate other transactions. Pursuant to a contract between the MCN, YouTube and the Creator, the Channel's YouTube Revenue is first sent to the MCN, which deducts its fee (the "**MCN Fee**") from the Channel's YouTube Revenue and then sends the remaining portion of the YouTube Revenues to the Paying Agent. After paying the Distributions to investors, the Paying Agent will send the remaining portion of the funds it receives to the Creator and to third-party service providers, including GigaStar Technologies LLC, an affiliate of GigaStar Market, which, among other things, licenses its proprietary GigaStar Smart Contract™ to the Issuer and handles certain post-offering matters for the Issuer. NYR means the gross amount of YouTube Revenue the Channel less the MCN Fee. The Channel Does not currently use an MCN but the Creator reserves the sole right to decide to do so in the future based on the potential overall growth of the Channel, which in certain cases may not directly translate into a proportionate increase in NYR. If an MCN is used, it is expected the MCN fee would be 10% of the Channel's YouTube Revenue.

Transfer Restrictions. RSUs may only be transferred as part of a transfer of the related CRT. CRTs (and thus the RSUs) will only be transferable on a designated secondary market selected by GigaStar Technologies, Inc. There can be no assurance that any such designated market will be utilized.

Calculation of Distribution Amounts to Investors. Distributions (and the return on investment, known as ROI)) for any given year will always be the same for each RSU regardless of the number of RSUs held or the CRT Level (Gold, Platinum or Diamond) purchased. Similarly, the annual Distribution amounts on each RSU will be the same for each RSU regardless of the number of RSUs sold in this Offering (i.e., whether the Minimum Offering Amount or the Maximum Offering Amount is reached and will also remain the same if the Creator were to sell additional portions of the NYR in subsequent Channel Drops or other transactions.

Each RSU purchased in this Channel Drop is entitled to receive 0.0050%* of the NYR, which is calculated by dividing percent of the maximum amount of the Channel's NYR being offered in this Channel Drop (10%) by the maximum number of RSU's offered in this Channel Drop (2000), less the 8% service fee. As an illustration, if the Channel's average monthly NYR of approximately $17,166.667 remained the same for the 12 months immediately following the closing of this Offering*, each RSU would be entitled to $10.30 for the year, before deduction of the 8% service fee. After deducting the fee, each RSU would be entitled to $9.48 in Distributions for the year, representing an ROI of 14.58%. And as noted above, this percentage of NYR to

which each RSU is entitled is fixed and will not change regardless of whether additional percentages of the NYR are sold.

* Please note that the NYR for the other 11 months in this hypothetical annual period will likely be more or less than $17,166.667 per month, and there can be no assurance of any actual NYR amount.

Verification of Distribution Amounts to Investors. As described above, monthly Distribution amounts to investors are principally based on the Channel's YouTube Revenue for the month. Each month when YouTube sends the YouTube Revenue to the Paying Agent or to the MCN, it also posts the amount on the Channel's YouTube Portal. Similarly, the Paying Agent provides a monthly statement of the revenue it received and the disbursements it made (including the investor Distributions). The Issuer (or an independent third-party provider) will review all such information on a periodic (but not less than annual) basis to ensure that all Distribution amounts were accurate. The amount reported by YouTube as YouTube Revenue for each month will also be posted on the GigaStar Technologies Portfolio for investors to review.

Secondary Market Trading – Conversion of the CRTs

Creation of a Trading Market for the CRTs. Pursuant to Regulation CF, the securities being offered in this Offering must be held by the purchaser for a minimum of one year, subject to certain limited exceptions. After the one-year holding period, the securities may be sold or otherwise transferred to third parties, including in any public market on which the securities are listed for trading. Creator Networks, Inc., the parent company of The GigaStar Portal, through its affiliated entity GigaStar Securities LLC, operates the GigaStar DATS, a digital alternative trading system that received SEC and FINRA approval on April 29, 2025. CRTs issued in the Prior Channel Offering became eligible for trading on the DATS on July 4, 2025, and active trading commenced in late July 2026. CRTs are eligible for trading only after satisfaction of the one-year Regulation CF holding period and conversion to digital security CRTs. The Issuer intends to request that the Securities sold in this Offering, following the applicable one-year holding period and conversion to digital security CRTs, be made eligible for trading on the GigaStar DATS. However, there can be no assurance that such listing will be approved or that a liquid trading market will develop for the CRTs offered in this Offering.

Prior to any listing on the GigaStar DATS, the RSUs and the CRTs sold in this Offering must be converted to "digital securities" (also known as security tokens), whereas under current FINRA/SEC interpretations the RSUs offered in this Offering are deemed to be non-digital securities and the CRTs to be issued in connection with the RSUs in this Offering to be digital representations of the RSUs, rather than securities. This conversion process has been successfully completed for the CRTs issued in the Prior Channel Offering, and those CRTs are currently listed and trading on the GigaStar DATS. However, there can be no assurance that the conversion and listing process will be completed for the CRTs issued in this Offering, or that similar trading activity will develop.

Automatic Conversion of the RSUs/CRTs to Digital Securities. Pursuant to the terms of the RSUs, the Issuer is authorized to exchange the RSUs/CRTs issued in this Offering into security tokens having the same rights and other terms, including with respect to Distributions, as the RSUs/CRTs to be issued in this Channel Drop, and to apply for listing of the new CRTs on the GigaStar DATS. This conversion process has been completed for the CRTs from the Prior Channel Offering, and the Issuer intends to undertake the same process for CRTs issued in this Offering after the applicable one-year holding period has expired. This conversion, if it occurs, will occur without any action on the part of the holders of the RSUs/CRTs issued in this Offering being required.

Distributions After Conversion to Holders with a Digital Wallet Linked to their CRTs. All holders of the RSUs/CRTs in this Offering who have connected a digital wallet to their CRTs prior to the date of the conversion to the new digital security CRTs will have their RSUs/CRTs automatically converted into the new security without any required action on the part of the holder. Following the conversion, each such holder will receive notification from GigaStar that their respective RSUs/CRTs have been cancelled (burned) and that the new digital CRTs in their digital wallet are eligible for trading on the GigaStar DATS. Distributions will continue to be paid on their respective CRTs to their digital wallet in the same manner as prior to the conversion. Instructions for how to buy and sell the new CRTs on the DATS will also be provided. However, neither the Issuer or GigaStar can control the volume of trading, or the prices at which the digital CRTs may be purchased or sold on the GigaStar DATS. Additionally, the Issuer does not expect to list the digital CRTs on any other DATS or other trading platform.

Distributions After Conversion to Holders without a Digital Wallet Linked to their CRTs. For holders of the RSUs/CRTs in this Offering that have not linked their CRTs to a digital wallet at the time of the conversion of the CRTs to digital securities, such holders will receive notice from GigaStar that the new digital CRTS are now available and eligible for trading on the GigaStar DATS, but that their RSUs/CRTs will not be converted into digital securities listed on the DATS until they link their CRTs to a digital wallet. As such, until the respective holder links a wallet to their CRTs, (i) Distributions on those CRTs will continue to be

made in the same manner as prior to the conversion and (ii) the holder will not be able to trade their CRT on the DATS.

Termination of the RSUs After Conversion – Continuation of RSU Terms. Pursuant to the terms of the RSUs, upon the creation of the digital CRT for any RSU, that RSU will be deemed cancelled with respect to its right to have Distributions paid on the RSU, and that right will be transferred to the digital CRT. The digital CRT will also have all of the other rights and other terms between the RSU holder and the Issuer stated in the RSU and described in this Form C. Because the RSU will then no longer exist, it may not be transferred by the holder after the date of the conversion to the digital CRT. The ownership of the right to receive Distributions and the other rights that existed under the RSU will, after the conversion, exist solely in the digital CRT and may only be transferred through the CRT.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Except with respect to the payment of the net proceeds from this Channel Drop to the Owner in for the purchase of the RSU's sold in this Channel Drop, the Issuer has not engaged in, and does not expect to engage in any transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated based on voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Prior to this Offering, the Channel has completed a separate crowdfunding offering (the "Prior Channel Offering"). That offering was conducted by Double Toasted Channel Drop LLC, an entity affiliated with the Issuer through their common control person, Korey Coleman, the Creator. Double Toasted Channel Drop LLC is directly owned by Korey Coleman, and the Issuer is wholly owned by DoubleToasted, LLC, of which Korey Coleman is the sole member. The Prior Channel Offering closed on 07-04-2024 and had the exact same rights, designations, preferences and other terms and conditions as do the RSUs/CRTs to be issued upon the closing of this Offering, other than price, revenue sharing percentages and the minimum and maximum amounts offered. Neither the Prior Channel Offering nor this Offering have any impact on or dilution to the distributions payable or other rights under the RSUs/CRTs of the other offering. The additional dilution in the ownership of the Channel's Net YouTube Revenue resulting from this Offering is being borne solely by the Creator. The Revenue Sharing Agreements for the Prior Channel Offering and this Offering are separate agreements from separate issuers. However, pursuant to Section 19 of each Revenue Sharing Agreement, the Company reserves the right, without any further action on the part of the holders of the securities, to merge with or otherwise combine the operations of the Issuer and the entity that issued securities in the Prior Channel Offering (or a third entity substantially the same as the Issuer) and to utilize a single smart contract (and possibly a single issuer entity) for both sets of securities. Any such combination would not affect the economic terms of the RSUs/CRTs issued in either offering; each set of securities would continue to be entitled to receive the same revenue interests on the same terms.

CRTs from the Prior Channel Offering are currently listed and actively trading on the GigaStar DATS, a digital alternative trading system operated by GigaStar Securities LLC, a FINRA-registered broker-dealer affiliated with GigaStar Portal LLC through their common parent, Creator Networks, Inc. GigaStar Securities LLC earns a 5% commission on each trade executed on the DATS (2.5% from the buyer and 2.5% from the seller). In addition, GigaStar Securities LLC pays Creator Networks, Inc. $1.00 per trade pursuant to an expense-sharing agreement covering technology and other services provided by the parent. The Intermediary receives a fee equal to ten percent (10%) of the amount raised in each offering conducted through the Funding Portal. This affiliate relationship between the Funding Portal and the DATS operator may create a conflict of interest, as the volume of securities available for trading on the affiliated DATS may increase with each new offering conducted on the Funding Portal, potentially generating additional commission revenue for the affiliated broker-dealer and expense-sharing payments to the common parent. See "Risk Factors — Potential Conflicts of Interest Arising from Affiliated Digital ATS."

PREVIOUS OFFERINGS OF SECURITIES

The Issuer has not made any prior offerings of securities other than the issuance of 100% of the membership interests of the

Issuer to its sole member. Other than the membership interests, the Issuer has no other debt or equity securities issued and outstanding as of the date of this Offering. However, as described under "Summary" and "Transactions with Related Persons and Conflicts of Interest," a prior Regulation Crowdfunding offering for the Channel (the Prior Channel Offering) was conducted through GigaStar Market (the DBA of GigaStar Portal LLC) by Double Toasted Channel Drop LLC, an affiliate of the Issuer. The Prior Channel Offering was launched on June 4, 2024 (Form C filed June 3, 2024), and closed on 07-04-2024. The Prior Channel Offering was conducted pursuant to Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.). Revenue Sharing Units were offered and a total of $71,082 of RSUs were sold, representing 5.4% of the Channel's Net YouTube Revenue. The proceeds were used by the Creator for YouTube channel production and personal use. CRTs issued in the Prior Channel Offering are currently eligible for and actively trading on the GigaStar DATS, a digital alternative trading system operated by GigaStar Securities LLC, an affiliate of the Intermediary.

TAX AND LEGAL MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH REQUIREMENTS OF THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR, INCLUDING WITH RESPECT TO FEDERAL AND STATE TAXES.

Potential investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

ADDITIONAL INFORMATION AND DISCLAIMER OF OUTSIDE PRESENTATIONS

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to investors and their professional advisors upon request. Prior to making an investment decision regarding the securities described herein, prospective investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C.

Additionally, the Issuer's Manager, which is the Channel's Creator, may participate in certain live interviews, or the filming or recording through various media of such interviews or other presentations (each, a "**Presentation**") and in the course of such Presentations may present certain business information. The Issuer will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in any Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in any Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Issuer's or the Channel's business and operations. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance. Investors should not rely on such statements in making an investment decision for this Offering.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et. seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Double Toasted 2nd Channel Drop LLC

/s/Korey Coleman

Its: Manager

/s/Korey Coleman

Its: Sole Officer and Manager

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

A. Financial Statements
B. Formation Documents
C. Offering Page
D. Offering Page Video Script

Double Toasted 2nd Channel Drop LLC

(A Wyoming Limited Liability Company)

Financial Statements

For the Period from Inception

(August 31, 2026) through September 4, 2026

Double Toasted 2nd Channel Drop LLC
(A Wyoming Limited Liability Company)

Table of Contents

Page

Independent Accountant's Review Report

To the Member of
Double Toasted 2nd Channel Drop LLC
1309 Coffeen Avenue, Suite 1200
Sheridan, Wyoming 82801

We have reviewed the accompanying financial statements of Double Toasted 2nd Channel Drop LLC, which comprise the balance sheet as of September 4, 2026, and the related statements of operations and changes in member's equity, and cash flows for the period from inception (August 31, 2026) through September 4, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the member's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Member's Responsibility for the Financial Statements

The Member is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Double Toasted 2nd Channel Drop LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion on the Financial Statements

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Terrence Gray

Terrence R. Gray, CPA
Georgetown, Texas
September 8, 2026

Double Toasted 2nd Channel Drop LLC
(A Wyoming Limited Liability Company)
Balance Sheet
September 4, 2026

Assets	
Cash and cash equivalents	$ -
Total Assets	$ -
Liabilities and Member's Equity	
Liabilities	$ -
Member's equity	-
Total Liabilities and Member's Equity	$ -

See Accompanying Notes and Independent Accountant's Review Report.

Double Toasted 2nd Channel Drop LLC
(A Wyoming Limited Liability Company)
Statement of Operations
For the period from Inception (August 31, 2026) through September 4, 2026

Revenues	$ -
Expenses	-
Net Income (Loss)	$ -

See Accompanying Notes and Independent Accountant's Review Report.

Double Toasted 2nd Channel Drop LLC
(A Wyoming Limited Liability Company)
Statement of Changes in Member's Equity
For the period from Inception (August 31, 2026) through September 4, 2026

Balance, August 31, 2026	$ -
Net income (loss)	-
Balance, September 4, 2026	$ -

See Accompanying Notes and Independent Accountant's Review Report.

Double Toasted 2nd Channel Drop LLC
(A Wyoming Limited Liability Company)
Statement of Cash Flows
For the period from Inception (August 31, 2026) through September 4, 2026

Cash flows from operating activities:	
Net income (loss)	$ -
Net cash and cash equivalents provided by (used) in operating activities	-
Cash flows from investing activities:	
Net cash and cash equivalents provided by (used) in investing activities	-
Cash flows from financing activities:	
Net cash and cash equivalents provided by (used) in financing activities	-
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -

See Accompanying Notes and Independent Accountant's Review Report.

Note 1 – Organization and Nature of Anticipated Operations

A. Business Description

Double Toasted 2nd Channel Drop LLC ("the Company") was formed as a close limited liability company under the laws of the state of Wyoming. The Company was formed for the purpose of facilitating the sale of Revenue Sharing Units ("RSU's) of its sole member's YouTube channel revenue and for distributing such proportionate shares of revenue to the holders of the RSUs. The sale of the RSUs will take place in a securities offering, exempt from registration with the United States Securities and Exchange Commission ("SEC"), under Regulation CF. The securities offering or "Channel Drop" is to be conducted by GigaStar Portal, LLC, doing business as GigaStar Market ("GigaStar Market"), a third-party licensed crowdfunding portal, see Note 3.

B. Operating Agreement

Double Toasted 2nd Channel Drop LLC was formed on August 31, 2026, with DoubleToasted, LLC, a Texas limited liability company, owning 100 percent of the Company. The Company's manager is Korey Coleman, creator of Double Toasted YouTube channel (the "Channel") and sole owner of DoubleToasted, LLC. The Company's Operating Agreement prohibits the issuance of any other membership interests without DoubleToasted, LLC expressed consent.

C. Anticipated Operations

The Company's sole source of revenue will be the portion of the Channel's net YouTube revenue purchased by individuals in the Channel Drop (the "RSU Holders"), and all such revenue will be distributed by the Company to the RSU Holders in the manner set forth in the Form C to be filed by the Company, with the SEC, in connection with the Channel Drop. As such, the Company's activities are not expected to yield any net profit or loss. As of September 4, 2026, and as of the date these financial statements were available to be issued, the Channel Drop has not yet occurred, and the Company had no operating activities.

The Company's prospects are subject to the customary risks, expenses and uncertainties frequently encountered by companies with dependence on key personnel, limited business operations, popularity of a social marketing platform, and rapidly evolving markets.

Note 2 - Summary of Significant Accounting Policies

A. Basis of Accounting

The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

B. Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents. There are no cash accounts or cash equivalents held by the Company as of September 4, 2026.

C. Estimates

Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

D. Income Taxes
For income tax purposes, the Company is treated as a single-member limited liability company, or disregarded entity, and any income or loss of the Company is included directly in the income tax returns of its member. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

E. Date of Management's Review
The Company evaluated all significant events or transactions that occurred through September 8, 2026, the date that the financial statements were available to be issued.

Note 3 – Listing Agreement

The Company entered into an agreement with a third-party, GigaStar Market, a Delaware limited liability company, to conduct the offering of RSUs, as further described in Note 1. GigaStar Market operates as a crowdfunding intermediary registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") under SEC Regulation Crowdfunding ("Regulation CF").

Per the agreement, GigaStar Market will provide the Company with the use of its online platform to facilitate the offering of securities to prospective RSU holders. In addition, GigaStar Market will assist in preparing the offering page on its platform, prepare offering materials and perform other related administrative functions related to the offerings. The terms of the agreement include a complimentary offer listing through GigaStar Market's online platform, and a fee equal to ten percent of the aggregate dollar amount received in the offering of the RSUs. The fee is payable upon closing of the offering and is contingent upon the offering meeting the minimum target amount. The agreement also contains cancellation provisions based on various conditions.

Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Aug 31 2026 2:46PM
Original ID: 2026-002069910

Close Limited Liability Company
Articles of Organization

I. The name of the close limited liability company is:
Double Toasted 2nd Channel Drop LLC

II. The name and physical address of the registered agent of the close limited liability company is:
Company Sage Agents LLC
1095 Sugarview Dr Ste 100
Sheridan, WY 82801

III. The mailing address of the close limited liability company is:
1309 Coffeen Avenue STE 1200
Sheridan, Wyoming 82801

IV. The principal office address of the close limited liability company is:
1309 Coffeen Avenue STE 1200
Sheridan, Wyoming 82801

V. The organizer of the close limited liability company is:
Andrew Pierce
1095 Sugar View Dr STE 500 Sheridan Wyoming 82801

Signature: *Andrew Pierce* Date: **08/31/2026**

Print Name: **Andrew Pierce**

Title: **Authorized Individual**

Email: **reports@wyomingllcattorney.com**

Daytime Phone #: **(307) 683-0983**

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

- ☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.
- ☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).
- ☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.
- ☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.
- ☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.
- ☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

- ☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

<u>Filer Information:</u>
By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature: *Andrew Pierce* Date: **08/31/2026**

Print Name: **Andrew Pierce**

Title: **Authorized Individual**

Email: **reports@wyomingllcattorney.com**

Daytime Phone #: **(307) 683-0983**

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Company Sage Agents LLC, whose registered office is located at **1095 Sugarview Dr Ste 100, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **Double Toasted 2nd Channel Drop LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Andrew Pierce* Date: **08/31/2026**

Print Name: **Andrew Pierce**

Title: **Authorized Individual**

Email: **reports@wyomingllcattorney.com**

Daytime Phone #: **(307) 683-0983**

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

Double Toasted 2nd Channel Drop LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **31st** day of **August**, **2026** at **2:46 PM.**

Remainder intentionally left blank.

Secretary of State

Filed Date: 08/31/2026

Filed Online By:

Andrew Pierce

on 08/31/2026

EXHIBIT C

‹ Back to Offers

MANAGE | INVITE TO OFFER



Double
TOASTED
.com

COMMITTED

0%
committed of $20K goal

0%
committed of $130K max

- GOLD ($65) — 228 left!
- PLATINUM ($260) — 111 left!
- DIAMOND ($1,040) — 83 left!

Total Investment: 0 USD

INVEST

Double Toasted

Double Toasted 2nd Channel Drop LLC

GigaStar Portal LLC - Reg CF

TIME REMAINING 45 Days 00 Hours 52 Mins

OFFERING INFO | Q & A



0:00 / 2:39

To my fans: I started Double Toasted in a bedroom with a crowdfunding raise and grew it into a thriving entertainment media company it is today. Following our first successful offering on GigaStar, Double Toasted's revenue and library have grown significantly, rewarding our investors right alongside us through that growth. Now it's your chance to get involved. This offering supports the production of more Double Toasted episodes and further streamlines our production and entertainment value.

Double Toasted

Visit Channel →

318K	235.2M	18%
SUBSCRIBERS AND GROWING	YOUTUBE VIEWS AND COUNTING	INCREASE IN NEW FOLLOWERS LAST 90 DAYS

Investment Overview

TOTAL CRTS	REVENUE OFFERED	MAX OFFERING	FUNDING GOAL
422	10%	$130,000	$20,000
3 TIERS	CHANNEL REVENUE	USD	USD



Double
TOASTED

Gold $65

0.005%
REVENUE RIGHTS PER TOKEN

- Invite to PRIVATE Discord Channel

228 TOTAL



Double
TOASTED

Platinum $260

0.020%
REVENUE RIGHTS PER TOKEN

- Invite to PRIVATE Discord Channel
- Inclusion in Investor Credits in a Video

111 TOTAL



Diamond $1,040

0.080%
REVENUE RIGHTS PER TOKEN

- Invite to PRIVATE Discord Channel
- Inclusion in Investor Credits in a Video
- Personal Shoutout in a Video

83 TOTAL

Within the GigaStar ecosystem, CRTs represent the standard base unit of investment. Your portfolio will display your holdings as individual CRT units. A Gold purchase equals 1 CRT, a Platinum equals 4 CRTs, and a Diamond equals 16 CRTs.

Key Offering Information

OFFERING OPEN DATE	OFFERING CLOSE DATE	ANNUAL REVENUE	CHANNEL VALUATION	VALUATION MULTIPLE
Sep 14, 2026	Oct 29, 2026	$206,000*	$1,300,000	6x

***YouTube Channel Annual Revenue** is based on the 12-month period from August 2025 to July 2026.

The following table shows a **no growth scenario** of the possible annual distribution amounts that would be paid on each CRT if the YouTube Channel Annual Revenue experienced no growth or changes in YouTube's payment levels or other factors that could affect the channel's net YouTube revenue:

GOLD ANNUAL RETURN	PLATINUM ANNUAL RETURN	DIAMOND ANNUAL RETURN	PROJECTED ANNUAL ROI
$9.48	$37.90	$151.62	14.58%

Under this Offering you are purchasing Revenue Sharing Units (RSUs), which are securities under Regulation Crowdfunding (Reg CF). RSUs give you rights to a percentage of a YouTube channel's future revenue and are digitally represented by Channel Revenue Tokens (CRTs). Gold tier consists of 1 RSU, Platinum tier consists of 4 RSUs, and Diamond tier consists of 16 RSUs. Prices and Channel revenue rights percentages for each tier are listed in the table above, along with exclusive perks offered by the Creator.

Please read Form C in the **DOCUMENTS** tab above for the full list of terms and risks associated with this Offering.

About the Company

TOTAL UPLOADS	SUBSCRIBERS	TOTAL VIEWS	COUNTRY	CHANNEL TYPE	CREATED
4,064	318K	235.2M	US	Entertainment	Dec 2013

Double Toasted is an entertainment channel built on movie reviews, trailer reactions, TV coverage, and pop culture commentary, founded by Korey Coleman, an animator and illustrator by trade, and active on YouTube since December 2013. The channel has grown to more than 317,000 subscribers across a catalog of over 4,000 videos, publishing new content consistently throughout the week. Double Toasted also maintains an active Patreon community and a companion site and store. This is the channel's second GigaStar offering.

Visit Channel →

About the Issuer

The Double Toasted 2nd Channel Drop LLC was formed as a Wyoming limited liability company on August 31, 2026. The LLC has entered into an agreement to purchase 10% of revenue share interests from the YouTube channel Double Toasted.

After closing, a third-party Paying Agent will receive YouTube revenue directly from Google/YouTube. The agent will distribute the investor portion to the Issuer LLC's wallet, linked to the CRT Smart Contract, which automatically distributes revenue to CRT holders.

Additional information about the Issuer LLC and financials are included in Form C.

BACK TO TOP

EXHIBIT D

Hi everyone, I'm Korey Coleman, and I want to thank you so much for checking out my offering page.

Now, this is actually my second revenue-sharing offering for my YouTube channel, Double Toasted, and I'm gonna be completely honest with you - my first offering did not go east at all. It was something new, so there was some hesitancy within our community. And that's putting it lightly.

So if that's the case, why would I ever do this again? I must be out of my mind. Well, the obvious answer is the first offering was successful. Despite all the initial reactions and feedback and whatever, we reached our goal, sold 5% of our YouTube Adsense revenue, and for two years our investors have seen returns every single month. So far the channel has paid out, I believe, over $18,000 distributed across our 92 investors.

And that's also in large part to the growth that our channel, our YouTube channel that is, has experienced over the last two years, which has helped investors earn a slice of our YouTube revenue through Channel Revenue Tokens. And we're doing pretty well with our AdSense earnings right now. Since our previous offering Double Toasted's annual channel revenue is up more than 10%.

And, of course we have goals to grow the channel even more, so I figured now would be a good time to do another offering. So, I am offering an additional 10% of the channel's future potential revenue, giving more people in our community the opportunity to join and share in our success. And again, in being completely honest, the language behind Channel Revenue Tokens, or CRTs had some people skeptical, so let me try to clarify. By investing you own the right to a percentage of my channel's potential future revenue. And by SEC rules, you have to hold your CRTs for at least 12 months. But after that, you'll be able to trade them on GigaStar Trading, a regulated secondary market. And, investors from my first offering, they are able today to sell their CRTs on the secondary market.

So, if you enjoy supporting us and you want to do so now in a way that can have a small return, hey, the invitation is there. Every month, if my channel earns ad money, you get your share of it. It shows up automatically in your GigaStar account, so you don't have to do anything but collect it. Except now we have a track record to show it works. Which is why I'm way more comfortable putting this out there now than I was before.

This offering is live for a limited time, so get in while you can, but be sure to read the details on this page carefully to understand all investment risks. And if you've already invested in us, thank you so much for believing in us and trusting us, and we hope to do even better in the future.